Annual Proxy Statement

2023



Notice of Annual Meeting of Stockholders

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Equinix, Inc., a Delaware corporation ("Equinix"). This year's meeting will be held exclusively online; we are not holding an in-person meeting. The Annual Meeting will be held on Thursday, May 25, 2023, at 10:00 a.m. PDT, and log-in will begin at 9:45 a.m. PDT. We believe in meaningfully engaging with our stockholders and hope this virtual meeting will maximize participation. You will be able to attend and participate in the virtual Annual Meeting, vote your shares electronically and submit your questions during the meeting by visiting:

www.virtualshareholdermeeting.com/EQIX2023

To participate in the virtual meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form. Please refer to the "Attending the Meeting" section of the proxy statement for more details about attending the Annual Meeting online. Beneficial stockholders who did not receive a 16-digit control number from their bank or brokerage firm, who wish to attend the meeting, should follow the instructions from their bank or brokerage firm, including any requirement to obtain a legal proxy. Most brokerage firms or banks allow a stockholder to obtain a legal proxy either online or by mail.

Formal rules of conduct and technical support will be available during the virtual Annual Meeting. We encourage you to access the meeting prior to the start time leaving ample time for the check-in. Please follow the registration instructions as outlined in this proxy statement.

At the Annual Meeting, the following proposals will be considered and voted on, in addition to such other business as may properly come before the meeting or any adjournments or postponements thereof:



TO BE HELD
Thursday, May 25, 2023
10:00 a.m. PDT



VIRTUAL MEETING
www.virtualshareholder meeting.com/EQIX2023



ATTENDANCE
Whether or not you plan to attend the Annual Meeting, please vote promptly, following the instructions contained in the materials you received.

ITEMS OF BUSINESS

	PROPOSAL	BOARD'S RECOMMENDATION	SEE PAGE
1	**Election of directors to the Board of Directors (the "Board")** to serve until the next Annual Meeting or until their successors have been duly elected and qualified • Nanci Caldwell • Charles Meyers • Sandra Rivera • Adaire Fox-Martin • Thomas Olinger • Fidelma Russo • Ron Guerrier • Christopher Paisley • Peter Van Camp • Gary Hromadko • Jeetu Patel	✓ **FOR** **each nominee**	7
2	**Approval, by a non-binding advisory vote, of the compensation** of our named executive officers	✓ **FOR**	32
3	**Approval, by a non-binding advisory vote, of the frequency** with which our stockholders will vote on the compensation of our named executive officers	✓ **FOR ONE YEAR**	33
4	**Ratification of the appointment of PricewaterhouseCoopers LLP** as our independent registered public accounting firm for the fiscal year ending Dec. 31, 2023	✓ **FOR**	66
5	**A stockholder proposal** related to shareholder ratification of termination pay	✕ **AGAINST**	68

The foregoing items of business are more fully described in the attached proxy statement.

Only stockholders of record at the close of business on Mar. 30, 2023 are entitled to notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof.

BY ORDER OF THE BOARD OF DIRECTORS,

Peter Van Camp

Peter Van Camp
Executive Chairman
Redwood City, California
Apr. 14, 2023

Whether or not you plan to attend the virtual meeting, please vote as soon as possible.

You may revoke your proxy at any time prior to the Annual Meeting. If you decide to attend the Annual Meeting and wish to change your proxy vote, you may do so by attending the Annual Meeting webcast.

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on May 25, 2023. The proxy statement and annual report to stockholders on Form 10-K are available at: https://investor.equinix.com/news-events/annual-meeting-of-stockholders

VOLUNTARY E-DELIVERY OF PROXY MATERIALS

We encourage our stockholders to enroll in electronic delivery of proxy materials.

Electronic delivery offers immediate and convenient access to proxy statements, annual reports and other investor documents. It also helps us preserve the environment and reduce printing and shipping costs.

Visit proxyvote.com to vote your shares and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.



PROXY STATEMENT
Table of contents

(This page has been left blank intentionally.)

Proxy Summary

This summary highlights some of the topics discussed in this proxy statement. It does not cover all the information you should consider before voting, and you are encouraged to read the entire proxy statement before casting your vote.

General information



WHEN
Thursday, May 25, 2023
10:00 a.m. PDT



VIRTUAL LOCATION
Visit:
www.virtualshareholdermeeting.com/
EQIX2023



RECORD DATE
Mar. 30, 2023

CORPORATE INFORMATION

Stock Symbol
EQIX

Stock Exchange
NASDAQ

Common Stock Outstanding
As of Mar. 30, 2023
93,514,672 shares

Registrar & Transfer Agent
Computershare

State of Incorporation
Delaware

Year of Incorporation
1998

Public Company Since
2000

EQUINIX WEBSITES

CORPORATE WEBSITE
Equinix.com

INVESTOR RELATIONS
investor.equinix.com

2023 ANNUAL MEETING MATERIALS
https://investor.equinix.com/
news-events/annual-meeting-of-
stockholders

PUBLIC POLICY ACTIVITIES
https://investor.equinix.com/
board-governance/public-policy-
activities

Voting

Have your proxy card or voting instruction form in hand when voting by telephone or online. You will need to enter the unique 16-digit voter control number imprinted on it when voting.

	REGISTERED HOLDERS *(shares are registered in your own name)*	**BENEFICIAL OWNERS** *(shares are held "in street name" in a stock brokerage account or by a bank, nominee or other holder of record)*
BY MOBILE DEVICE		Scan the QR code if one is provided by your broker, bank or other nominee
BY INTERNET	Vote your shares online 24/7 at proxyvote.com	Vote your shares online 24/7 if a website is provided by your broker, bank or other nominee
BY TELEPHONE	Call toll-free 24/7 in the U.S., U.S. territories and Canada 1-800-690-6903	Call the toll-free number provided on your voting information form, 24/7
BY MAIL	Complete, date, sign and return your proxy card in the postage-paid envelope	Complete, date, sign and return your voting information form

Items to be voted on and our Board's recommendation

	PROPOSAL	BOARD'S RECOMMENDATION	SEE PAGE
1	**DIRECTORS:** Election of directors	✓ **FOR** each nominee	**7**
2	**COMPENSATION:** Advisory vote to approve named executive officer compensation	✓ **FOR**	**32**
3	**COMPENSATION:** Advisory vote to approve the frequency of the executive compensation vote	✓ **FOR ONE YEAR**	**33**
4	**AUDIT:** Ratification of independent registered public accountants	✓ **FOR**	**66**
5	**STOCKHOLDER PROPOSAL:** Stockholder proposal related to shareholder ratification of termination pay	✕ **AGAINST**	**68**

Governance

Our Board of Director Nominees: 11

NANCI CALDWELL, AGE 65
(Independent Director)



Since: 2015
COMMITTEES:
• Nominating and Governance
• Talent, Culture and Compensation

CHARLES MEYERS, AGE 57
(Chief Executive Officer and President)



Since: 2018
COMMITTEE:
• Stock Award

SANDRA RIVERA, AGE 58
(Independent Director)



Since: 2019
COMMITTEE:
• Talent, Culture and Compensation

ADAIRE FOX-MARTIN, AGE 58
(Independent Director)



Since: 2020
COMMITTEE:
• Nominating and Governance

THOMAS OLINGER, AGE 56
(Independent Director)



Since: 2023
COMMITTEES:
• Audit
• Finance
• Real Estate

FIDELMA RUSSO, AGE 60
(Independent Director)



Since: 2022
COMMITTEE:
• Audit

RON GUERRIER, AGE 48
(Independent Director)



Since: 2021
COMMITTEE:
• Nominating and Governance

CHRISTOPHER PAISLEY, AGE 70
(Lead Independent Director)



Since: 2007
COMMITTEES:
• Audit
• Finance
• Real Estate

PETER VAN CAMP, AGE 67
(Executive Chairman)



Since: 2021

GARY HROMADKO, AGE 70
(Independent Director)



Since: 2003
COMMITTEES:
• Audit
• Finance
• Real Estate

JEETU PATEL, AGE 51
(Independent Director)



Since: 2022
COMMITTEE:
• Nominating and Governance (until Annual Meeting)
• Talent Culture and Compensation (post Annual Meeting)

Diversity and Engagement

Board Nominees Who Are Female	Board Nominees Self-identifying as Racially/Ethnically Diverse	Average Attendance at Board and Committee Meetings
		
36%	27%	88%

9.67 YEARS	**8**	**Board Committees**	**2022 Meetings**
Average Tenure of Board Nominees	Board Meetings in 2022	• Audit	10
• 3 new members added in past 12 months	**88%**	• Finance	4
• 3 out of 4 newest members self-identify as female and/or racially/ethnically diverse	Average Attendance at Board and Committee Meetings	• Nominating and Governance	5
		• Real Estate	10
		• Talent, Culture and Compensation	4

Corporate Governance Best Practices

1 YEAR Director Term	**Majority** Director Election Standard	**No** Supermajority Voting Requirements	**No** Stockholder Rights Plan

Stockholders **Right to Call Special Meetings**	Stockholders **Right to Act by Written Consent**	Stockholders **Proxy Access Rights**	Corporate **Governance Materials**

Corporate Responsibility



96%

Renewable Energy Coverage Achieved in 2022

1st

Data Center Company to Set a Climate-neutral Goal Backed by a Science-based Target

$50M

Launched the Equinix Foundation with US$50M in Funding

Executive Incentive

Implemented Short-term Incentive Performance Metrics for VP-level and Above Tied to Our Environmental and Social Progress

100%

Clean and Renewable Energy Usage Target by 2030

Nominating and Governance Committee Oversight of Environmental, Social and Governance ("ESG") Initiatives

CEO Focus on Diversity, Inclusion and Belonging Initiatives

Nominating and Governance Oversight of Cybersecurity Program 1x per Quarter; Full Board Oversight at Least 1x per Year

Performance and compensation highlights

Compensation Best Practices and Highlights



Percentage 2022 Executive Incentive Compensation Performance Based: 100% of Annual and 60% of Long Term

ESG Metrics Used for 2022 Incentive Compensation

No Tax Gross-Ups on Compensation

Stock Ownership Guidelines

Policy Prohibiting Hedging

Recoupment Policy

183:1

CEO Pay Ratio for 2022

Company Performance Underlying Incentive Awards



(1)   Equinix uses Funds from Operations ("FFO") and Adjusted Funds from Operations ("AFFO"), which are non-GAAP financial measures commonly used in the real estate investment trust ("REIT") industry. FFO is calculated in accordance with the standards established by the National Association of Real Estate Investment Trusts. FFO represents net income (loss), excluding gain (loss) from the disposition of real estate assets, depreciation and amortization on real estate assets and adjustments for unconsolidated joint ventures' and non-controlling interests' share of these items. In presenting AFFO, Equinix excludes certain items that we believe are not good indicators of our current or future operating performance. AFFO represents FFO excluding depreciation and amortization expense on non-real estate assets, accretion, stock- based compensation, restructuring charges, impairment charges, transaction costs, an installation revenue adjustment, a straight-line rent expense adjustment, a contract cost adjustment, amortization of deferred financing costs and debt discounts and premiums, gain (loss) on debt extinguishment, an income tax expense adjustment, recurring capital expenditures, net income (loss) from discontinued operations, net of tax, and adjustments from FFO to AFFO for unconsolidated joint ventures' and noncontrolling interests' share of these items. For additional definitions of non-GAAP terms and a detailed reconciliation between non-GAAP financial results and the corresponding GAAP measures, please refer to pages 62-66 of Equinix's Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on Feb. 17, 2023.

(2)   Stock price performance from Jan. 2, 2020 to Dec. 30, 2022.

2022 Executive Compensation Mix



(1)   Reflects the market value of the RSU awards on the grant date of Feb. 23, 2022. Assumes the target award is earned under the 2022 annual incentive plan and the target number of shares is earned under the performance-based RSU awards.

(2)   Excludes Mr. Meyers and Mr. Crenshaw, who commenced work in August 2022.

Governance

Proposal 1—Election of directors

All directors will be elected at the Annual Meeting to serve for a term expiring at the next annual meeting of stockholders and until his or her successor is elected, or until the director's death, resignation or removal. If you sign your proxy card but do not give instructions with respect to the voting of directors, your shares will be voted for the 11 persons recommended by the Board. If you wish to give specific instructions with respect to the voting of directors, you must do so with respect to the individual nominee. If any nominee becomes unavailable for election because of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by the Board. Each of our director nominees currently serves on the Board and all were elected to a one-year term at the 2022 annual stockholders' meeting with the exception of Mr. Patel and Ms. Russo, who were elected in June 2022, and Mr. Olinger, who was elected in

Jan. 2023. Our current Board member, Irving Lyons, is not standing for reelection to the Board. Each person nominated for election has agreed to serve if elected, and our Board has no reason to believe that any nominee will be unable to serve.

The 11 directors who are being nominated for election by the holders of common stock to the Board; their ages as of Mar. 30, 2023; their positions and offices held with Equinix; and certain biographical information, including directorships held with other public companies during the past five years, are set forth below. In addition, we have provided information concerning the particular experience, qualifications, attributes and/or skills that led the Nominating and Governance Committee and the Board to determine that each nominee should serve as a director of Equinix.

 **The Board recommends that you vote "FOR" the election of each of the following nominees.**

NANCI CALDWELL   Independent Director / Since December 2015



AGE: 65

COMMITTEES:
- Nominating and Governance **C**
- Talent, Culture and Compensation

CURRENT ROLE
- Corporate director (since 2005)

PRIOR BUSINESS EXPERIENCE
- Executive vice president and chief marketing officer, PeopleSoft (2001–2004)
- Various senior and executive sales and marketing roles in Canada and the U.S., Hewlett-Packard (1982–2001)

CURRENT PUBLIC COMPANY BOARDS (in addition to Equinix)
- CIBC
- Procore Technologies, Inc.

PAST PUBLIC COMPANY BOARDS
- Talend
- Tibco Software
- Deltek
- Donnelley Financial Solutions
- Citrix Systems

SKILLS & EXPERTISE
- Executive leadership skills gained as an operating executive at major public companies
- Deep "go-to-market" experience gained over decades of senior and executive enterprise sales and marketing roles at Hewlett-Packard and PeopleSoft, bringing insight to our strategy as we continue to target the enterprise customer and leverage our channel partner program
- Global experience as an executive at multinational corporations
- Experience with public company M&A
- Risk management experience from prior operating roles as well as oversight expertise from experience gained across multiple boards and governance committees
- Significant public company board experience across numerous boards

ADAIRE FOX-MARTIN · · · · · · · Independent Director / Since January 2020



AGE: 58

COMMITTEE:

- Nominating and Governance

CURRENT ROLE

- President, Google Cloud Go-to-Market (since 2023) and Head of Google Ireland (since 2021)

PRIOR BUSINESS EXPERIENCE

- EMEA Cloud President, Google Cloud International (2021-2022)
- Various roles, SAP (2008–Jul. 2021), including executive board member, global customer operations, president, chief operating officer, SVP industry business solutions, and vice president public sector
- Various management roles, Oracle Corporation (1989–2007), the most recent being vice president government education and healthcare

PAST PUBLIC COMPANY BOARDS

- SAP SE

SKILLS & EXPERTISE

- Executive leadership skills gained as an operating executive at major public companies
- Extensive experience in the information technology sector bringing relevant technology expertise to the Board as we evolve our platform
- Experience in cloud relevant to the Board as Equinix evolves our business model and strategy to meet the needs of our customers in a cloud-first world
- Global experience as an executive at multinational corporations, and experience and perspective gained from living and working in both the Asia-Pacific and EMEA regions
- "Go-to-market" experience in serving the enterprise customer, a key segment of our current strategy, as an experienced sales leader
- Advocacy of social entrepreneurship and workplace inclusivity and fulfilment as founder of SAP One Billion Lives Ventures, relevant to our own ESG initiatives

RON GUERRIER · · · · · · · Independent Director / Since September 2021



AGE: 48

COMMITTEE:

- Nominating and Governance

CURRENT ROLE

- Global Chief Information Officer (CIO), HP (since 2020)

PRIOR BUSINESS EXPERIENCE

- CIO and Secretary of Innovation & Technology, State of Illinois (Feb. 2019-Sept. 2020)
- CIO, Express Scripts (2018-2019)
- CIO, Farmers Insurance (2015-2018)
- Various roles, Toyota Financial Services International Corporation (1996-2015), including chief technology officer and most recently as vice president and CIO

SKILLS & EXPERTISE

- Executive leadership skills gained as an operating executive at prominent public and private companies and in state government
- Experience in the field of digital infrastructure services relevant to understanding our offerings and strategy
- Perspective of an Equinix customer, with a deep understanding of current technologies and trends and implications for our strategic plans and positioning, as a Fortune 500 CIO
- Global experience as an executive at a multinational corporation
- Advocate for expansion of STEM opportunities to women and underserved communities through involvement in various organizations, relevant to our own ESG initiatives

GARY HROMADKO · · · · · · · Independent Director / Since June 2003



AGE: 70

COMMITTEES:

- Audit
- Finance C
- Real Estate C

CURRENT ROLE

- Private investor

PRIOR BUSINESS EXPERIENCE

- Venture partner, Crosslink Capital, a venture capital firm (2002–2017)

PAST PUBLIC COMPANY BOARDS

- Carbonite

SKILLS & EXPERTISE

- Experience in the field of digital infrastructure services
- Deep understanding of current technologies and trends, and implications for our strategic plans and positioning, through experience as an investor in the networking, cloud and infrastructure service sectors
- Extensive capital markets and corporate finance experience, providing valuable insight to fundraising activities and to decisions regarding investments and allocation of capital
- Public company board experience across numerous boards and valuable institutional knowledge and perspective gained from long tenure on the Equinix Board

CHARLES MEYERS   Director / Since 2018



AGE: 57

COMMITTEE:
• Stock Award

CURRENT ROLE
• Chief executive officer and president, Equinix (since 2018)

PRIOR BUSINESS EXPERIENCE
• President, strategy, services and innovation, Equinix (2017-2018)
• Chief operating officer, Equinix (2013-2017)
• President, Equinix Americas (2010-2013)
• Various positions, including group president of messaging and mobile media, and product group executive for the security and communications portfolio, VeriSign, an Internet security company now part of Symantec (2006-2010)

CURRENT PUBLIC COMPANY BOARDS (in addition to Equinix)
• Fastly

SKILLS & EXPERTISE
• Executive leadership skills gained as Equinix's current CEO, and through various prior leadership roles at Equinix and other technology companies
• Deep experience in the field of digital infrastructure services as well as in the technology and trends shaping Equinix's current and future strategy
• Global experience as an executive at multinational corporations
• "Go-to-market" experience as an experienced sales leader
• Experience with public company M&A, including multiple transactions while at Equinix
• As Equinix's CEO, responsible for setting and driving all aspects of ESG strategy, including award-winning sustainability initiatives and prioritization of DIB as a strategic priority; member of CEO Action for Diversity & Inclusion

THOMAS OLINGER   Independent Director / Since January 2023



AGE: 56

COMMITTEES:
• Audit
• Finance
• Real Estate

CURRENT ROLE
• Corporate director (since 2011)

PRIOR BUSINESS EXPERIENCE
• Chief financial officer, Prologis (2012–2022)
• Chief integration officer, Prologis (2011-2012)
• Chief financial officer, AMB (2007-2011) now a part of Prologis
• Vice president, corporate controller, Oracle (2002-2007)
• Audit partner, Arthur Anderson & Co. (1988-2002)

CURRENT PUBLIC COMPANY BOARDS (in addition to Equinix)
• American Assets Trust

SKILLS & EXPERTISE
• Executive leadership skills gained as an operating executive at public companies, including as chief financial officer of Prologis
• Global experience as an executive at a multinational corporation
• Extensive capital markets and corporate finance experience providing valuable insight to decisions regarding investments and allocation of capital
• Extensive experience with REITs and real estate development, including as a chief financial officer at a REIT, which provides valuable insight to discussions of Equinix's continued expansion and management of our growing real estate portfolio
• Experience with public company M&A
• ESG experience through the oversight of financial and tax structuring efforts related to environmental sustainability transactions, and through the issuance and sale of green bonds, while chief financial officer of Prologis
• Extensive finance and accounting expertise as a former chief financial officer, controller and audit partner
• Risk management experience from prior operating roles
• Public company board experience, including on another publicly listed REIT

CHRISTOPHER PAISLEY
Independent Director / Since July 2007 (and Lead Independent Director since Feb. 2012)



AGE: 70

COMMITTEES:
- Audit 🖩 🅲
- Finance
- Real Estate

CURRENT ROLE
- Dean's executive professor of accounting, Leavey School of Business at Santa Clara University (since 2001)

PRIOR BUSINESS EXPERIENCE
- Chief financial officer, Enterprise 4.0 Technology Acquisition Corporation (since 2021–2023)
- Senior vice president of finance and chief financial officer, 3Com (1985–2000)

CURRENT PUBLIC COMPANY BOARDS (in addition to Equinix)
- Ambarella
- Fastly

PAST PUBLIC COMPANY BOARDS
- Enterprise 4.0 Technology Acquisition Corporation
- Fitbit
- Fortinet

SKILLS & EXPERTISE
- Executive leadership skills gained as an operating executive at multiple companies, including as chief financial officer of 3Com
- Global experience as an executive at a multinational corporation
- Extensive capital markets experience
- Extensive experience with public company M&A, including as an operating executive and as a board member
- Extensive finance and accounting expertise as a former chief financial officer, as a current professor of accounting, and as an audit committee chair for numerous boards
- Risk management experience from prior operating roles as well as from experience across multiple boards
- Public company board experience across numerous boards and valuable institutional knowledge and perspective gained from long tenure on the Equinix Board

JEETU PATEL
Independent Director / Since June 2022



AGE: 51

COMMITTEE:
- Nominating and Governance[1]

CURRENT ROLE
- Executive vice president and general manager of security and collaboration, Cisco (since 2021)

PRIOR BUSINESS EXPERIENCE
- Senior vice president and general manager of security and collaboration, Cisco (2020-2021)
- Chief product officer and chief strategy officer, Box (2017-2020)
- Senior vice president of platform and chief strategy officer, Box (2015-2017)

CURRENT PUBLIC COMPANY BOARDS (in addition to Equinix)
- JLL

SKILLS & EXPERTISE
- Executive leadership skills gained as an operating executive at major public companies
- Extensive experience in the technology sector, including SaaS application experience and operating experience managing SaaS, bringing relevant technology expertise to the Board as we execute against our digital transformation strategy
- Experience in building both digital products through modern software development practices, and platform products with an emphasis on the developer persona, highly relevant to Equinix as we evolve our offerings and our platform to meet the needs of our customers
- Global experience as an executive at multinational corporations
- Extensive "go to market" experience including in (i) incubating and scaling non-core products via a core distribution model, (ii) Modern Marketing, and (iii) selling into IT, Security, Developer and Line of Business buying centers
- Public company board experience across multiple boards

---

[1]   Mr. Patel will leave the Nominating and Governance Committee and join the Talent, Culture and Compensation Committee following the 2023 Annual Meeting and Mr. Lyons's departure from the Board and the Talent, Culture and Compensation Committee.

SANDRA RIVERA · Independent Director / Since Oct. 2019



AGE: 58

COMMITTEES:
- Talent, Culture & Compensation[(2)]

CURRENT ROLE
- Executive vice president and general manager of Data Center and AI Group, Intel Corporation (since 2021)

PRIOR BUSINESS EXPERIENCE
- Various roles, Intel Corporation (2000-2021), including leading the network platforms group and more recently as chief people officer
- General manager of CTI division, Catalyst Telecom (1998-2000)
- Co-founder and president, The CTI Authority (1996-1998)

SKILLS & EXPERTISE
- Executive leadership skills gained as an operating executive at multiple companies, including Intel
- Extensive experience in the technology sector, including network infrastructure, 5G, data center, AI and cloud, bringing relevant technology expertise to the Board as Equinix executes against our platform strategy
- Global experience as an executive at a multinational corporation
- Human capital and ESG experience, most recently gained as Chief People Officer of Intel, bringing insight to the Talent, Culture and Compensation Committee's oversight of compensation plans and programs, and to Equinix's diversity, inclusion and belonging initiatives

FIDELMA RUSSO · Independent Director / Since June 2022



AGE: 59

COMMITTEE:
- Audit

CURRENT ROLE
- Chief technology officer, Hewlett Packard Enterprise (HPE) (since 2021)

PRIOR BUSINESS EXPERIENCE
- Senior vice president and general manager of the Cloud Services business unit, VMware (2020-2021)
- Various senior leadership roles, Iron Mountain, Inc. (2017-2020), including chief technology officer and executive vice president

CURRENT PUBLIC COMPANY BOARDS (in addition to Equinix)
- SBA Communications

SKILLS & EXPERTISE
- Executive leadership skills gained as an operating executive at major public companies
- Extensive technology experience spanning servers, storage, networking, cloud services, backup, machine learning and analytics, global IT business services and infrastructure, relevant to Equinix's digital transformation initiatives
- Perspective of an Equinix customer, with a deep understanding of current technology trends, providing valuable input to our platform and product strategies
- Global experience as an executive at multinational corporations
- Human capital experience from leading large and diverse teams
- Extensive experience bringing technology products to market
- Experience with REITs as a board member of another publicly traded REIT
- Public company board experience

PETER VAN CAMP · Director / Since May 2000



AGE: 67

CURRENT ROLE
- Executive chairman, Equinix (since 2007)

PRIOR BUSINESS EXPERIENCE
- Interim chief executive officer and president, Equinix (Jan. 2018 - Sept. 2018)
- Chief executive officer, Equinix (2000-2007)
- President, Equinix (2006-2007)
- President, UUNET, the internet division of MCI (formerly known as WorldCom) (1997-2000)

PAST PUBLIC COMPANY BOARDS
- Silver Spring Networks

SKILLS & EXPERTISE
- Executive leadership skills gained as Equinix's CEO, and through various prior leadership roles
- Deep experience in the field of digital infrastructure services
- Global experience as an executive at multinational corporations
- "Go-to-market" experience as an experienced sales leader
- Experience with public company M&A, including 27 closed transactions at Equinix
- Deep understanding of all aspects of ESG at Equinix
- Public company board experience across numerous boards and valuable institutional knowledge and perspective gained from long tenure on the Equinix Board as Executive Chair, and as years served as Equinix's CEO

---

[2] Following the Annual Meeting and Mr. Lyons's departure from the Board, Ms. Rivera will become Chairperson of the Talent, Culture and Compensation Committee and join the Stock Award Committee.

Board composition

DIRECTOR SKILLS AND EXPERIENCE

Equinix is the world's digital infrastructure company™. Digital leaders harness our trusted platform to bring together and interconnect the foundational infrastructure that powers their success. We enable our customers to access all the right places, partners and possibilities they need to accelerate their advantage. Platform Equinix® combines a global footprint of International Business Exchange™ ("IBX®") and xScale® data centers in the Americas, Asia-Pacific, and Europe, the Middle East and Africa ("EMEA") regions, interconnection solutions, digital offerings, unique business and digital ecosystems and expert consulting and support. We are investing in key strategic priorities to extend our competitive advantage, including investing in our people, evolving our platform and service portfolio, expanding our go-to-market engine, and simplifying and scaling our business. Our business is capital intensive, and frequent access to the capital markets has been a key element of our growth strategy. In addition, we have elected to operate as a real estate investment trust ("REIT") for U.S. federal income tax purposes. Qualification for taxation as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the "Code") to our operations and meeting recurring dividend obligations. And as innovation accelerates, so does the demand for resources to fuel our evolving digital world. We take seriously our responsibility to build sustainability into our business, and we actively work to face the world's most important environmental challenges. We look to our Board to help us meet this moment.

In evaluating potential nominees for Board membership, the Board's Nominating and Governance Committee considers qualification criteria such as independence, character, ability to exercise sound judgment, demonstrated leadership ability, and educational background and experience. The Nominating and Governance Committee also understands the importance and value of diversity on the Board. Both the Equinix, Inc. Board of Directors Guidelines on Significant Corporate Governance Issues (the "Corporate Governance Guidelines") and the Nominating and Governance Committee Charter require the Nominating and Governance Committee to ensure qualified women and individuals from minority groups are included in the pool from which the Board nominees are chosen. Finally, the Nominating and Governance Committee also considers the skills and experience of potential Board members in order to meet the current and anticipated needs of the Board and of Equinix as a whole.

Listed below are the skills and experience that we currently consider most valuable for our Board:

1. Executive Leadership

Directors with operating experience at large-scale and complex businesses bring valuable perspective and insights to our Board, and offer guidance to Equinix's leadership, as Equinix continues to expand in size and in reach and as we evolve our strategy.

2. Digital Infrastructure Services

Equinix is a global digital infrastructure company. Board members experienced in this area bring the knowledge needed to understand our core offerings, along with our market opportunity, and provide input on our strategic vision in a developing and changing environment.

3. Relevant Technology Depth and Customer Perspective

As we innovate and evolve our existing products and develop new products and services for our platform, having relevant technology experience and an understanding of technologies impacting modern IT architectures on the Board provides valuable insight to management as Equinix executes against its platform strategy. In addition, as Equinix strives to "put the customer at the center of everything we do," it is valuable for our Board to recognize and appreciate the evolving needs of Equinix customers. Board members who are experienced practitioners in digital transformation and/or have acted as trusted advisors to customers on this journey, including relevant experience in cybersecurity and information security, bring additional valuable knowledge to the Board.

4. Cloud/Software Domain Expertise

Our business model has evolved to pursue a platform strategy and take advantage of the rise in cloud computing and the changing needs of our customers as they transition to a cloud-first world. As Equinix seeks to benefit from these trends, related experience on the Board can inform our strategy.

5. Global Experience/Perspective

Equinix is a global company, currently operating in 71 markets in 32 countries, and continuing to expand into new markets. The perspective that comes from living outside the U.S., or the on-the-ground operating experience one gains from running a global company, bring valuable business and cultural insights to the Board.

6. Human Capital

At Equinix, we recognize that attracting, developing and retaining talent at all levels is vital to continuing our success. We are striving to build a culture where every employee, every day, can say, "I'm safe, I belong, and I matter" and to develop our workforce to better reflect and represent the communities in which we operate. Our objective is to continue to make our culture a critical competitive advantage. Experience in managing people is thus a valuable asset on our Board.

7. Go-to-Market

Directors with deep "go-to-market" experience can provide expertise and guidance as we seek to grow revenues through our direct sales force and by leveraging our channel partner program. This oversight is also relevant to guide our brand building and marketing programs.

8. Capital Markets

Equinix's capital needs for organic and inorganic expansion, alongside Equinix's obligations as a dividend payer, lead Equinix to frequently access the debt and equity capital markets. This skill set on the Board provides valuable insight and perspective to these frequent financing transactions.

9. REITs/Real Estate Development

As Equinix has elected to be taxed as a REIT for U.S. federal income tax purposes, a Board member's experience with operating within the REIT structure and maintaining REIT status brings valuable experience to inform the Board's oversight in this area. In addition, Equinix is constantly evaluating opportunities to expand its extensive global real estate footprint and manage its portfolio. Experience in real estate development, expansion, acquisition and/or divestment, and in large-scale and long-term investments, offers valuable insight on our Board and provides key guidance to management.

10. M&A Experience

Equinix seeks opportunities for inorganic growth and has completed 29 acquisitions of complementary businesses since inception, including a number of cross-border transactions. A Board member with experience in M&A, including in evaluating proposed transactions and in post-acquisition integrations, provides valuable perspective and oversight as we seek to grow our business in existing and new markets.

11. ESG

ESG matters have taken on increasing importance to our customers, employees, investors and other key constituencies. Equinix is committed to protecting, connecting and powering a more sustainable digital world and greening our customers' supply chains, and we are committed to best-in-class ESG practices including transparent measurement and reporting. A Board member's experience in any aspect of ESG is extremely valuable to inform the Board's oversight in this area and provide guidance to management.

12. Finance & Accounting

Experience in public accounting and preparation of financial statements is important to allow for effective understanding and oversight of Equinix's financial reporting and its relationship with its auditors. Finance acumen and experience also adds value to decisions regarding allocation of capital and investment strategies.

13. Risk Management

Experience in risk management, including in identifying, managing and mitigating enterprise risks, brings an important skill set to the Board to assist it in carrying out its oversight of operational, strategic, financial and regulatory risks, and to advise on engagement in any of these areas.

14. Public Company Board

Experience on multiple public company boards, or at least four years on our Board, offers valuable insight into board dynamics and operations, the interplay between the board and the CEO and other senior leaders, the public company legal and regulatory landscape, effective oversight as a director, and Board best practices.

Below we have provided information in matrix form concerning the particular skills and experience which we consider our nominees bring to the Board. The directors' biographies also reflect these skills from their experiences and qualifications.

Skills & Experience	Nanci Caldwell	Adaire Fox-Martin	Ron Guerrier	Gary Hromadko	Charles Meyers	Thomas Olinger	Chris Paisley	Jeetu Patel	Sandra Rivera	Fidelma Russo	Peter Van Camp
Executive Leadership	✔	✔	✔		✔	✔	✔	✔	✔	✔	✔
Digital Infrastucture Services			✔	✔	✔					✔	✔
Relevant Technology Depth and Customer Perspective		✔	✔	✔	✔			✔	✔	✔	
Cloud/Software Domain Experience		✔						✔	✔	✔	
Global Experience/Perspective	✔	✔	✔		✔	✔	✔	✔	✔	✔	✔
Human Capital									✔	✔	
Go to Market	✔	✔			✔			✔		✔	✔
Capital Markets				✔		✔	✔				
REITs/Real Estate Development						✔				✔	
M&A Experience	✔				✔	✔	✔			✔	✔
ESG		✔	✔		✔	✔			✔		✔
Finance & Accounting				✔		✔	✔				
Risk Management	✔					✔	✔				
Public Company Board	✔			✔		✔	✔	✔		✔	✔

BOARD TENURE, DIVERSITY AND REFRESHMENT

36%
Board Female

27%
Board Ethnically Diverse

7.3 Years
Average Tenure of Board Nominees
- 3 new members added in the last year
- 3 of 4 newest members self-identify as female and/or ethnically diverse

Our Board values and appreciates both the new ideas, perspectives and skills that newer directors bring to the Board, and the knowledge and experience gained over multiple years with Equinix that is brought to our Board by our longer tenured directors. The Board believes that a mix of tenures provides optimum oversight.

The Board also understands the importance and value of diversity on the Board. Both the Corporate Governance Guidelines and the Nominating and Governance Committee Charter require the Nominating and Governance Committee to ensure qualified women and individuals from minority groups are included in the pool from which the Board nominees are chosen.

Adding diversity to our Board has been a key priority in recent years, and three of our four most recently added directors have been female and/or racially/ ethnically diverse. In early 2023, each member of the Board completed a self-identification survey with respect to diversity. If each director nominee is elected to the Board, our Board will include four women, and three of our Board members will be representatives of historically under-represented groups.

In addition, the Nominating and Governance Committee and the Board seek new Board members with experience relevant to our industry and current strategy. For example, in 2021 the addition of Mr. Guerrier brought our Board relevant technology depth and the important perspective of an Equinix customer as a Fortune 500 CIO. In 2022, the additions of Mr. Patel and Ms. Russo were designed to add further technological expertise to our Board, as we continue to evolve our platform strategy and product offerings. And finally, in 2023, the addition of Mr. Olinger provides our Board with relevant REIT, real estate and financial expertise that will be key skills needed on our Board in light of Mr. Lyons not standing for reelection and departing from the Board after the Annual Meeting. The skills matrix is a tool for the Nominating and Governance Committee to identify potential skill gaps and prioritize skill sets to consider adding to the Board.

While our Corporate Governance Guidelines do not limit the number of terms for which an individual may serve as a director, they do provide for, as an alternative to a term limit, a mandatory retirement age of 75.

Our Board will continue to consider new Board members in light of all the factors above. The following table provides the self-identified diversity information of our Board nominees.

Board Diversity Matrix (As of Mar. 30, 2023)[1]				
Total Number of Directors		11		
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	4	7		
Part II: Demographic Background				
African American or Black		1		
Alaskan Native or Native American				
Asian		1		
Hispanic or Latinx	1			
Native Hawaiian or Pacific Islander				
White	3	5		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background				

(1)   This Board Diversity Matrix does not include Mr. Lyons who is not standing for reelection to the Board.

BOARD SIZE

Equinix's Board currently consists of 12 directors. However, Mr. Lyons has decided not to stand for reelection to the Board. Equinix's bylaws provide that the number of directors will be determined by the Board, and the number of directors is currently set at 12.

Thus, there will be one vacant seat on Equinix's Board following the Annual Meeting. Equinix does not intend to fill the vacant seat at the Annual Meeting, and proxies cannot be voted for a greater number of nominees than are named.

MAJORITY VOTE STANDARD

Our bylaws provide that a director nominee must receive a majority of the votes cast with respect to such nominee in uncontested director elections (i.e., the number of shares voted "for" a director nominee must exceed the number of shares voted "against" such nominee). If an incumbent director nominee fails to receive a majority of the votes cast in an uncontested election, the director shall immediately tender his or her resignation to the Board. The Nominating and Governance Committee of the Board, or such other committee designated by the Board, shall make a recommendation to the Board as to whether to accept

or reject the resignation of such incumbent director, or whether other action should be taken. The Board shall act on the resignation, taking into account the committee's recommendation, and publicly disclose its decision regarding the resignation within 90 days following certification of the election results. If the Board accepts a director's resignation, or if a nominee for director is not elected and the nominee is not an incumbent director, the remaining members of the Board may fill the resulting vacancy or may decrease the size of the Board.

DIRECTOR INDEPENDENCE

Ten of the Board's 12 current members are independent as such term is defined under the rules of the SEC and the listing standards of The NASDAQ Stock Market ("NASDAQ"). The Board has determined that all the

Equinix director nominees are independent under such standards, except for Mr. Meyers, Equinix's chief executive officer and president, and Mr. Van Camp, Equinix's executive chairman.

NOMINATION OF DIRECTORS

The Nominating and Governance Committee of the Board operates pursuant to a written charter and has the exclusive right to recommend candidates for election as directors to the Board. In addition to the specific skills and experience identified above as valuable for our Board candidates and incumbent nominees, the Nominating and Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, having high moral character, having business experience, and being over 21 years of age. The Nominating and Governance Committee's process for identifying and evaluating nominees is as follows. In the case of incumbent directors whose annual terms of office are set to expire, the Nominating and Governance Committee reviews such directors' overall service to Equinix during their term, including the number of meetings attended, level of participation, quality of performance, and any transactions of such directors with Equinix during their term. In the case of new director candidates, the Nominating and Governance Committee first determines whether the nominee must be independent for NASDAQ purposes, which determination is based upon the Corporate Governance Guidelines, the rules and regulations of the SEC, the rules of NASDAQ, and the advice of counsel, if necessary. The Nominating and Governance Committee may then use its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Governance Committee will then meet to discuss and consider such candidates' qualifications and choose

candidate(s) for recommendation to the Board. The Nominating and Governance Committee will consider candidates recommended by stockholders. Stockholders wishing to recommend candidates for consideration by the Nominating and Governance Committee may do so in writing to the corporate secretary of Equinix and by providing the candidate's name, biographical data and qualifications. The Nominating and Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder.

Our bylaws provide for proxy access for director nominations by stockholders (the "Proxy Access Bylaw"). Under the Proxy Access Bylaw, any eligible stockholder, or eligible group of up to 20 stockholders, owning 3% or more of Equinix's outstanding common shares continuously for at least three years, may nominate and include in Equinix's annual meeting proxy materials for director nominees, up to a total number not to exceed the greater of 20% of the directors then serving on the Board or two directors, provided that the eligible stockholder or eligible group of stockholders and the director nominee(s) satisfy the requirements in the Proxy Access Bylaw. A more detailed description of the functions of the Nominating and Governance Committee can be found in the Nominating and Governance Committee Charter, published on the board & governance section of Equinix's website at Equinix.com.

Board operations

BOARD LEADERSHIP STRUCTURE

From 2000 to 2007, Mr. Van Camp served as both our chief executive officer and as chairman of the Board. In Apr. 2007, Mr. Van Camp stepped down as Equinix's chief executive officer but retained the chairmanship of the Board as executive chairman.

In Jan. 2018, Mr. Van Camp was appointed our interim chief executive officer and president. In Sept. 2018, Mr. Meyers was unanimously elected chief executive officer and president by the Board, and Mr. Van Camp resigned from these interim roles. Mr. Van Camp continues to serve as our executive chairman. Our

chief executive officer is responsible for the day-to-day leadership of Equinix and its performance, and for setting the strategic direction of Equinix. Mr. Van Camp, with his depth of experience and history with Equinix dating back to 2000, provides support and guidance to management and to Mr. Meyers as executive chairman. He also provides leadership to the Board and works with the Board to define its structure and activities needed to fulfill its responsibilities, facilitates communication among directors and between directors and senior management, provides input to the agenda for Board meetings, works to provide an appropriate information flow to the Board, and presides over meetings of the full Board. Thus, while our chief executive officer is positioned as the leader of Equinix and is free to focus on day-to-day challenges, our Board also has a strong leader with deep knowledge of Equinix in Mr. Van Camp. We believe this structure is best for both Equinix and our stockholders.

In Feb. 2012, Mr. Paisley was designated by the Board as its lead independent director. In this role, Mr. Paisley's duties may include presiding at all meetings of the Board at which the executive chairman is not present; calling and chairing all sessions of the independent directors; preparing the agenda and approving materials for meetings of the independent directors; briefing management directors about the results of deliberations among independent directors; consulting with the executive chairman regarding agendas, pre-read

materials and proposed meeting calendars and schedules; collaborating with the executive chairman and acting as liaison between the executive chairman and the independent directors; and serving as the Board's liaison for consultation and communication with stockholders as appropriate, including on request of major stockholders. In addition, the number of independent directors on our Board and our committee structure provide additional independent oversight of Equinix. With the exception of the Stock Award Committee, all Committees consist entirely of independent directors. Our independent directors regularly hold private sessions and have direct access to management. A self-assessment of the Board is also conducted annually, at which time each member is free to evaluate and comment as to whether they feel this leadership structure continues to be appropriate.

DIRECTOR ATTENDANCE

During the fiscal year ended Dec. 31, 2022, the Board held eight meetings, and our committees cumulatively held 33 meetings. For the fiscal year, each of the incumbent directors attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board on which each such director served, except for Mr. Patel and

Ms. Russo, who were unable to attend several Board and/or committee meetings due to business commitments made prior to their appointments to the Board which could not be rescheduled. In the event any director missed a meeting, that individual would separately discuss material items with Mr. Van Camp or Mr. Meyers. Equinix, Mr. Patel and Ms. Russo do not expect these scheduling conflicts to recur in 2023.

BOARD COMMITTEES

The Board currently has six standing committees: the Audit Committee, the Finance Committee, the Nominating and Governance Committee, the Real Estate Committee, the Talent, Culture and Compensation Committee and the Stock Award Committee, in addition to special committees that may be formed from time to time.











The following table provides membership information for the incumbent directors for fiscal 2022 for such standing committees of the Board:

			Committees					
Director	Independent	Financial expert	Audit	Finance	Nominating and Governance	Real Estate	Stock Award	Talent, Culture and Compensation
Nanci Caldwell	✓				C			●
Adaire Fox-Martin	✓				●			
Ron Guerrier[(1)]	✓				●			
Gary Hromadko	✓		●	C[(8)]		C		
Irving Lyons III[(2)]	✓			●		●	●	C
Charles Meyers							●	
Thomas Olinger[(3)]	✓	▦	●	●		●		
Christopher Paisley[(4)]	L ✓	▦	C	●		●		
Jeetu Patel[(5)]	✓				●			
Sandra Rivera[(6)]	✓							●
Fidelma Russo[(7)]	✓		●					
Peter Van Camp	★							
Meetings in 2022	Board: 8		10	4	5	10	0	4

C Chairperson ● Committee Member ★ Executive Chairman L Lead Independent Director ▦ Audit Committee Financial Expert

(1) Mr. Guerrier joined the Nominating and Governance Committee in February 2022.

(2) Mr. Lyons has decided he will not stand for reelection to the Board at the 2023 Annual Meeting. In 2022, Mr. Lyons served on the Audit Committee, Finance Committee, Talent, Culture and Compensation Committee, Real Estate Committee and Stock Award Committee. In Jan. 2023, Mr. Olinger joined the Board and the Audit Committee and Mr. Lyons stepped down from that committee.

(3) Mr. Olinger joined the Board and the Audit Committee, the Finance Committee and Real Estate Committee in Jan. 2023.

(4) Mr. Paisley served on the Nominating and Governance Committee until Jan. 2023.

(5) Mr. Patel joined the Board and the Nominating and Governance Committee in June 2022. Mr. Patel will leave the Nominating and Governance Committee and join the Talent, Culture and Compensation Committee following the 2023 Annual Meeting and Mr. Lyons's departure from the Board and the Talent Culture and Compensation Committee.

(6) Following the Annual Meeting and Mr. Lyons's departure from the Board, Ms. Rivera will become Chairperson of the Talent, Culture and Compensation Committee and join the Stock Award Committee.

(7) Ms. Russo joined the Board and the Audit Committee in June 2022.

(8) Mr. Hromadko was appointed Chairperson of the Finance Committee in June 2022.

A detailed description of the Audit Committee can be found in the section entitled, "Report of the Audit Committee of the Board of Directors," elsewhere in this proxy statement and the Audit Committee Charter is published in the board & governance section of Equinix's website at Equinix.com. The members of the Audit Committee in 2022 were Mr. Hromadko, Mr. Lyons, Mr. Paisley and Ms. Russo, who joined in June 2022.

Mr. Olinger joined the Audit Committee in Jan. 2023 at which time Mr. Lyons stepped down as a member of the Audit Committee. Mr. Paisley is chairperson of the Audit Committee and both Mr. Paisley and Mr. Olinger are considered financial experts. During the fiscal year ended Dec. 31, 2022, the Audit Committee held 10 meetings.

The Finance Committee was established to assist the Board in fulfilling its responsibilities across the principal areas of corporate finance for Equinix. The Finance Committee provides oversight and assistance to management in considering such matters as Equinix's balance sheet, capital planning, cash flow, financing needs, use of hedges and Equinix's credit ratings agency strategy and discussions with such agencies. The Board has also delegated to the Finance Committee oversight of specific financing transactions. A more detailed description of the functions of the Finance Committee can be found in the Finance Committee Charter, published on the board & governance section of Equinix's website at Equinix.com. In 2022, the members of the Finance Committee were Mr. Hromadko, Mr. Lyons and Mr. Paisley. Mr. Olinger joined the Finance Committee in Jan. 2023. Mr. Hromadko was appointed chairperson of the Finance Committee in June 2022. During the fiscal year ended Dec. 31, 2022, the Finance Committee held four meetings.

The Nominating and Governance Committee was established to (i) to identify individuals qualified to become members of the Board, and select the director nominees for the next annual meeting of stockholders, (ii) to review and consider developments in corporate governance practices and to recommend to the Board effective corporate governance policies and procedures applicable to the company; (iii) to review and consider developments related to the company's Governance, Risk and Compliance program (the "GRC Program") and to report out to the Board on GRC Program activities and recommendations; (iv) to review and consider developments in corporate responsibility and report out to the Board on activities and recommendations; (v) to provide oversight of the company's public policy activities; and (vi) to oversee the evaluation of the Board. A more detailed description on the functions of the Nominating and Governance Committee can be found in the Nominating and Governance Committee Charter, published in the board & governance section of Equinix's website at Equinix.com. The members of the Nominating and Governance Committee in 2022 were Ms. Caldwell, Ms. Fox-Martin, Mr. Guerrier, Mr. Paisley and Mr. Patel, who joined in June 2022. Mr. Guerrier joined the Nominating and Governance Committee in Feb. 2022. Mr. Paisley served on the Nominating and Governance Committee until Jan. 2023. Ms. Caldwell is chairperson of the Nominating and Governance Committee. Following the Annual Meeting, Mr. Patel will leave the Nominating and Governance Committee in order to serve on the Talent, Culture and Compensation Committee. During the fiscal year ended Dec. 31, 2022, the Nominating and Governance Committee held five meetings.

The Real Estate Committee approves capital expenditures in connection with real estate development, expansion or acquisition within parameters set by the full Board. All decisions are made considering a projected 10-year internal rate of return and within the context of a multi-year capital expenditure development pipeline and cash flow analysis provided by management to the Real Estate Committee. In approving real estate capital expenditures, the Real Estate Committee also considers an overview of the project and the market, including the competition, strategy, current capacity and sales pipeline. In addition, the Real Estate Committee has the authority to analyze, negotiate and approve the purchase, sale, lease or sublease of real property, approve guarantees related to real property transactions and, subject to any limitations or terms imposed by the full Board, if any, analyze, negotiate and approve real estate-related financing transactions. A more detailed description on the functions of the Real Estate Committee can be found in the Real Estate Committee Charter, published in the board & governance section of Equinix's website at Equinix.com. The members of the Real Estate Committee in 2022 were Mr. Hromadko, Mr. Lyons and Mr. Paisley. Mr. Olinger joined the Real Estate Committee in Jan. 2023. Mr. Hromadko is chairperson of the Real Estate Committee. During the fiscal year ended Dec. 31, 2022, the Real Estate Committee held 10 meetings.

The Stock Award Committee has the authority to approve the grant of stock awards to non-Section 16 officer employees and other individuals. In 2022, the members of the Stock Award Committee were Mr. Lyons and Mr. Meyers. As Mr. Lyons has decided to not stand for reelection to the Board, following the Annual Meeting, Ms. Rivera will join the Stock Award Committee as the new chairperson of the Talent, Culture and Compensation Committee. The Stock Award Committee typically does not hold meetings but acts by written consent.

The Talent, Culture and Compensation Committee provides oversight of human capital management at Equinix, including our strategies to attract, develop and retain talent at all levels, cultivate an engaged employee base, make our culture a competitive advantage, and promote workforce diversity, inclusion and belonging. The Talent, Culture and Compensation Committee also oversees succession planning for the CEO and select senior leaders. In addition, it oversees, reviews and administers all of Equinix's compensation, equity and employee benefit plans and programs relating to executive officers, including the named executive officers; approves the global guidelines for the compensation program for Equinix's non-executive employees; and approves Equinix's projected global equity usage. The Talent, Culture and Compensation Committee also acts periodically to evaluate the effectiveness of the compensation programs at Equinix and considers recommendations from its consultant, Compensia, Inc. ("Compensia"), and from management regarding new compensation programs and changes to those already in existence. The Talent, Culture and Compensation Committee is also consulted to approve the compensation package of a newly hired executive or of an executive whose scope of responsibility has changed significantly. A more detailed description of the functions of the Talent, Culture and Compensation

Committee can be found in the Talent, Culture and Compensation Committee Charter, published on the board & governance section of Equinix's website at Equinix.com and in the "Compensation Discussion and Analysis" section below. The members of the Talent, Culture and Compensation Committee in 2022 were Ms. Caldwell, Mr. Lyons and Ms. Rivera. Mr. Lyons was chairperson of the Talent, Culture and Compensation Committee. Following the Annual Meeting and Mr. Lyons's departure from the Board, Mr. Patel will join the Talent, Culture and Compensation Committee and Ms. Rivera will become its chairperson. During the fiscal year ended Dec. 31, 2022, the Talent, Culture and Compensation Committee held four meetings.

BOARD RISK OVERSIGHT

Our Board's oversight of risk management is designed to support the achievement of organizational objectives, including strategic objectives, to improve Equinix's long-term organizational performance and to enhance stockholder value. The involvement of the full Board in setting Equinix's business strategy is a key part of its assessment of what risks Equinix faces, what steps management is taking to manage those risks, and what constitutes an appropriate level of risk for Equinix. Our senior management attends the quarterly Board meetings, presents to the Board on strategic and other matters, and is available to address any questions or concerns raised about risk management-related issues, or any other matters. Board members also have ongoing and direct access to senior management between regularly scheduled Board meetings for any information requests or issues they would like to discuss. In addition, in Sept. 2022, the Board held a multi-day strategy meeting with senior management to discuss strategies, key challenges, and risks and opportunities for Equinix. The Board typically holds a meeting focused solely on strategy annually, to set the stage for the planning and development of Equinix's operating plan for the coming year.

Equinix has completed a global risk assessment to identify key strategic, operational, financial and regulatory compliance risks and will continue to evaluate such risks. These risks have been communicated to and assessed by Equinix's executive management, the Nominating and Governance Committee and the full Board. The Board received an enterprise risk briefing in Sept. 2022 in connection with its strategy meeting and is scheduled to receive its next enterprise risk briefing in Sept. 2023. Additionally, in 2022, the full Board received a briefing on cybersecurity. Briefings on cybersecurity, as well as other enterprise risks, will also be provided in 2023.

While the Board has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Nominating and Governance Committee oversees Equinix's GRC Program, formally launched in 2013. In connection with this oversight, the Nominating and Governance Committee receives quarterly updates on key issues, such as enterprise risk management, business continuity and disaster recovery planning, and regulatory compliance. In addition, the Nominating and Governance Committee receives a cybersecurity briefing at each quarterly meeting. The Nominating and Governance Committee evaluates the effectiveness of risk mitigation capabilities identified in these areas and monitors for emerging risks. Equinix's chief compliance officer, as leader of the GRC Program, reports on the program to the Nominating and Governance Committee. The Nominating and Governance Committee also oversees our public policy activities and is responsible for oversight of our ESG initiatives, which is accomplished through quarterly updates and a comprehensive dashboard.

In addition, the Audit Committee's charter mandates that it discuss guidelines and policies governing the process by which management and other persons responsible for risk management assess and manage Equinix's exposure to risk, including Equinix's major financial risk exposures and the steps management has taken to monitor and control such exposures, based on consultation with management and the independent auditors. The Audit Committee also receives an annual assessment of the adequacy of the controls over financial reporting, including an assessment of the risks associated with the controls over the financial reporting process.

In setting compensation, the Talent, Culture and Compensation Committee strives to manage risks arising from our compensation policies and programs by setting compensation at levels that maximize stockholder long-term value without encouraging excessive risk-taking. For more information, please read "Compensation policies and practices risk assessment."

The Finance Committee manages risk by overseeing our capital management and capital structure. Additionally, the Finance Committee manages risk by oversight of our currency, interest rate and counterparty exposure.

Finally, the Real Estate Committee manages risk by evaluating real estate expansion opportunities and the deployment of capital within the context of Equinix's overall business and financial strategy and financial picture.

The Board believes that the risk management processes in place for Equinix are appropriate.

BOARD ONBOARDING PROGRAM

Equinix has an onboarding program, overseen by the Nominating and Governance Committee, to introduce new Board members to Equinix and the Board. The program includes orientation sessions on the Board's structure and processes, Equinix's compliance environment, and the business.

INVESTOR ENGAGEMENT

Equinix pursues engagement with stockholders throughout the year to best understand and address the issues that matter to our stockholders. In 2022, Equinix's investor relations team met with numerous investors around the world by attending or hosting over 35 investor conferences, non-deal roadshows and investor group events. Certain investors also requested engagement meetings to discuss topics related to our corporate governance model, ESG issues or our executive compensation program. Additionally, Equinix's investor relations team proactively reached out for meetings with our 25 largest stockholders, at that time representing over 55% of our outstanding shares, in the fourth quarter of 2022, to discuss these topics and solicit feedback in preparation for the Annual Meeting. In the meetings that resulted, topics discussed included Equinix's sustainability program, including our science-based targets and oversight of climate risks, our human capital strategies and diversity metrics, Board composition and refreshment, and matters related to Equinix's compensation program discussed in greater detail below in "Compensation discussion and analysis." All meetings that resulted were attended by Mr. Van Camp. In addition, Mr. Paisley, as lead independent director, attended meetings as requested by stockholders. All feedback from these meetings was shared with additional Board members as appropriate to be considered in go-forward planning. We plan to conduct a similar outreach in 2023. For information about how to contact our Board, please see the section below entitled "Stockholder communications with the Board of Directors."

Other governance policies and practices

CORPORATE GOVERNANCE GUIDELINES

The Board follows its Corporate Governance Guidelines published on the board & governance section of Equinix's website at Equinix.com. The Corporate Governance Guidelines reflect the Board's dedication to monitoring the effectiveness of policy and decision-making at the Board level. In conjunction with the Nominating and Governance Committee, the Board will continue to monitor the effectiveness of the Corporate Governance Guidelines.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board has adopted (1) a Code of Business Conduct which applies to all directors, officers and employees and (2) an additional Code of Ethics for Chief Executive Officer and Senior Financial Officers. These documents can be found on the board & governance section of Equinix's website at Equinix.com. In addition, an anonymous reporting hotline and website have been established to facilitate reporting of violations of financial and non-financial policies. Should the Board ever choose to amend or waive a provision of the Code of Ethics for Chief Executive Officer and Senior Financial Officers, we may disclose such amendment or waiver on the board & governance section of Equinix's website at Equinix.com.

STOCK OWNERSHIP GUIDELINES

In its Corporate Governance Guidelines, the Board has established a stock ownership requirement for Equinix's non-employee directors to encourage them to have a significant financial stake in Equinix. The Corporate Governance Guidelines state that each non-employee director should own not less than six times their cash annual retainer for general service on the Board in shares of Equinix's common stock, including exercised stock options, vested restricted stock units ("RSUs") and deferred RSUs. Unvested RSUs do not count towards compliance. New non-employee directors have five years from the date of their election to the Board to comply. Compliance with this requirement is measured annually at the end of each fiscal year. All directors were in compliance with the stock ownership requirement as of Dec. 31, 2022.

Stock ownership guidelines for our chief executive officer and his direct reports have also been established and require that these executives achieve target ownership levels, expressed as a multiple of salary. The target ownership level for our chief executive officer is three times his annual salary; for all others, the target ownership level is one time their annual salary. Newly hired or promoted executives have up to five years to obtain compliance. Compliance with this requirement is measured annually at the end of each fiscal year. All executives subject to the guidelines were in compliance as of Dec. 31, 2022.

POLICY PROHIBITING HEDGING

Equinix's Securities Trading Policy prohibits our Board members, officers, employees and consultants from engaging in certain transactions related to Equinix's common stock, such as transactions involving options on Equinix's securities, such as puts, calls and other derivative securities, whether on an exchange or in any other market. It also prohibits engaging in hedging transactions, such as collars and forward sale contracts.

RECOUPMENT POLICY

Our recoupment of incentive compensation policy applies to our executive officers (as defined by applicable securities laws). The policy states that the Board may require the return, repayment or forfeiture of any cash or equity-based incentive compensation payment or award received by any current or former executive officer during the three completed fiscal years immediately preceding the date on which we are required to prepare a restatement of our financial statements due to material noncompliance with any financial reporting requirements under the securities laws and if certain other conditions are met. We intend to amend this policy to comply with the new Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), entitled "Listing Standards for Recovery of Erroneously Awarded Compensation," and NASDAQ's listing standard in response thereto.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Interested parties may contact the Board by sending correspondence to the attention of Equinix's corporate secretary, c/o Equinix, Inc., One Lagoon Drive, Redwood City, CA, 94065. Any mail received by the corporate secretary, except improper commercial solicitations, will be forwarded to the members of Equinix's Audit Committee for further action, if necessary. Equinix does not have a policy requiring attendance by members of the Board at Equinix's annual stockholder meetings. At Equinix's 2022 Annual Meeting, Mr. Guerrier, Mr. Paisley, Mr. Meyers, Ms. Rivera and Mr. Van Camp were in attendance and available for questions.

2022 director compensation

Equinix uses a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on the Board.

In setting director compensation, Equinix considers the competitive compensation market for directors in the high technology market, the demands of the various roles that directors hold, and the time required to fulfill their duties to Equinix. Compensia conducts a detailed review of Equinix's director compensation program every two years, with an abbreviated review in the off years, and presents its findings to the Talent, Culture and Compensation Committee.

In Dec. 2021, Compensia performed a detailed review of the director compensation program and compared the design of the program to peer practices, using the same peers used for executive compensation decisions, and the alignment of total compensation and individual pay elements to this market. That review was shared with the Talent, Culture and Compensation Committee. Based on that review, the Talent, Culture and Compensation Committee recommended certain changes to the Board which subsequently approved an increase in the annual retainer for Board service to $75,000 and an increase in the Audit Committee chairperson retainer to $35,000. These changes were effective January 1, 2022.

Non-employee directors receive a retainer in connection with their service on the Board. For fiscal 2022, the annual retainer was $75,000. In addition, in lieu of regular meeting fees, committee chairs (if any) and members received the following annual retainers for fiscal 2022, payable quarterly in arrears:

Committee	Chairperson	Member
Audit	$35,000	$15,000
Finance	$12,500	$ 5,000
Nominating and Governance	$20,000	$10,000
Real Estate	$25,000	$12,500
Talent, Culture and Compensation	$25,000	$12,500

Currently, non-employee directors only receive meeting fees for attendance at committee meetings in excess of a specified number of meetings in a calendar year. For 2022, the committee meeting fees and the threshold number of meetings that must be attended before any meeting fees are paid were:

Committee	Chairperson	Member	Threshold Number of Meetings
Audit	$5,000	$3,000	12
Finance	$5,000	$3,000	6
Nominating and Governance	$5,000	$3,000	5
Real Estate	$5,000	$3,000	8
Talent, Culture and Compensation	$5,000	$3,000	8

The Board has also designated a lead independent director who earned a $30,000 annual retainer in 2022. Non-employee directors receive automatic grants of RSUs. At our annual meeting of stockholders, each non-employee director who will continue to be a director after that meeting is automatically granted an award of RSUs. For fiscal 2022, the grant date fair value of these annual awards was $249,897. The automatic RSU awards become fully vested on the earlier of (i) the first anniversary of Equinix's immediately preceding annual meeting of stockholders or (ii) in the case of a non-employee director not standing for reelection, the date of the first annual meeting of stockholders held subsequent to the date of grant. In addition, each non-employee director receives a prorated award of RSUs upon joining the Board with a grant date fair value of $250,000. The proration is based upon a fraction equal to (x) the number of days from the start date of the non-employee director until the first anniversary of the date of Equinix's immediately preceding annual meeting of stockholders divided by (y) 365. The number of shares subject to each RSU award is determined by dividing the specified dollar value of the award by the closing price of Equinix's common stock on the date of grant. The RSUs granted to our directors will become fully vested if Equinix is subject to a change-in-control; in the event of the non-employee director's death, the portion of the RSUs that would have become vested on the next scheduled vesting date will become fully vested. Directors accrue dividend equivalent units on their RSUs. We allow our non-employee directors to elect to defer settlement of their RSUs. Directors are also eligible to receive discretionary awards under Equinix's 2020 Equity Incentive Plan (the "2020 Plan"). The 2020 Plan caps non-employee director compensation at $750,000. The limit may only be increased by $200,000 if the Board deems necessary to compensate a non-employee director for service on special purpose committees or any other special service, in the Board's discretion. These caps may not be increased without the approval of our stockholders. Our stock ownership guidelines are described above.

The following table sets forth all of the compensation awarded to, earned by or paid to each non-employee director who served during fiscal year 2022.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2][3][4] ($)	Total ($)
Nanci Caldwell	$107,500	$249,897	$357,397
Adaire Fox-Martin	$ 85,000	$249,897	$334,897
Ron Guerrier	$ 83,455	$249,897	$333,352
Gary Hromadko	$134,174	$249,897	$384,071
Irving Lyons III	$135,500	$249,897	$385,397
Christopher Paisley	$167,500	$249,897	$417,397
Jeetu Patel[5]	$ 47,458	$240,323	$287,782
Sandra Rivera	$ 87,500	$249,897	$337,397
Fidelma Russo[5]	$ 50,250	$240,323	$290,573

(1) Amounts listed in this column include the annual retainers for Board and committee service. Board and committee retainers are prorated based on the number of days the director served during the year. The amount in this column for Mr. Paisley also includes a $30,000 retainer for service as lead independent director.

(2) Reflects RSUs covering 364 shares granted to each newly elected non-employee director on the date of our annual stockholders' meeting in May 2022, grant date fair value of $686.53. The amount for Mr. Patel and Ms. Russo reflects 365 RSUs prorated from their appointments to the Board in June 2022, grant date fair value of $658.42.

(3) Reflects the aggregate grant date fair value of the RSU awards granted to the director in 2022 computed in accordance with FASB ASC Topic 718. See Note 13 of the notes to our consolidated financial statements in our Annual Report on Form 10-K filed with the SEC on Feb. 17, 2023, for a discussion of the assumptions made by Equinix in determining the values of our equity awards.

(4) As of Dec. 31, 2022, Ms. Caldwell, Ms. Fox-Martin, Mr. Guerrier, Mr. Hromadko, Mr. Lyons, Mr. Paisley and Ms. Rivera each held 364 unvested RSUs (including accrued dividend equivalent units), and Mr. Patel and Ms. Russo held 365 unvested RSUs (including accrued dividend equivalent units).

(5) Mr. Patel and Ms. Russo joined the board in June 2022 and therefore only received compensation from June 2022 to Dec. 2022.

Mr. Van Camp is our executive chairman, but not a named executive officer, and does not receive any additional compensation for services provided as a director. For the year ended Dec. 31, 2022, Mr. Van Camp earned $400,000 in salary and 75% of his salary in annual incentive compensation (paid in fully vested RSUs), and was granted 1,410 RSUs, with the same

service and performance vesting requirements as those granted to our named executive officers, for his service as Equinix's executive chairman. Mr. Meyers, our chief executive officer and president, did not receive any additional compensation for services provided as a director.

Equinix stock ownership

The following table sets forth, as of Mar. 30, 2023, certain information with respect to shares beneficially owned by (i) each person who is known by Equinix to be the beneficial owner of more than 5% of Equinix's outstanding shares of common stock, (ii) each of Equinix's directors and nominees, (iii) each of the executive officers named in Executive Compensation and Related Information, and (iv) all current directors and executive officers (as defined by applicable securities laws) as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the number of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date. Unless otherwise indicated, the address for each listed stockholder is c/o Equinix, Inc., One Lagoon Drive, Redwood City, CA 94065.

Name of Beneficial Owner	Number of Shares	Percentage of Total
Nanci Caldwell[1]	3,158	*
Mike Campbell	14,506	*
Scott Crenshaw	1,563	*
Adaire Fox-Martin[2]	1,091	*
Ron Guerrier[3]	573	*
Gary Hromadko[4]	143,596	*
Jon Lin	7,223	*
Irving Lyons III[5]	16,964	*
Charles Meyers	15,081	*
Brandi Galvin Morandi	20,443	*
Thomas Olinger[6]	123	*
Christopher Paisley[7]	18,911	*
Jeetu Patel[8]	365	*
Sandra Rivera[9]	1,352	*
Fidelma Russo[10]	365	*
Karl Strohmeyer	23,247	*
Keith Taylor	24,177	*
Peter Van Camp	7,748	*
The Vanguard Group[11] 100 Vanguard Blvd, Malvern, PA 19355	12,164,040	13.01%
BlackRock Fund Advisors[12] Park Avenue Plaza, 55 East 52nd Street, New York, NY 10055	9,418,787	10.07%
State Street Corporation[13] State Street Financial Center, 1 Lincoln Street, Boston, MA 02111	6,091,600	6.51%
All current directors and executive officers as a group (18 persons)[14]		*

*   Less than 1%.

(1)   Includes 364 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023. Also includes 1,195 vested shares pursuant to RSUs as to which Ms. Caldwell has deferred the settlement of until a later date.

(2)   Includes 364 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023. Also includes 339 vested shares pursuant to RSUs as to which Ms. Fox-Martin has deferred the settlement of until a later date.

(3)   Includes 364 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023.

(4) Includes 364 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023.

(5) Includes 364 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023. Also includes 4,047 vested shares pursuant to RSUs as to which Mr. Lyons has deferred the settlement of until a later date.

(6) Includes 123 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023.

(7) Includes 364 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023. Also includes an aggregate of 845 shares held in trusts for Mr. Paisley's children and a brother.

(8) Includes 365 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023.

(9) Includes 364 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023.

(10) Includes 365 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023.

(11) Based on a Schedule 13D filed with the SEC as of Dec. 31, 2022. Includes 11,696,764 shares that are owned directly, 0 shares with sole voting power and 11,696,764 shares with dispositive power by The Vanguard Group Inc., an investment advisor. The total amount beneficially owned by The Vanguard Group is 12,164,040 shares.

(12) Based on a Schedule 13D filed with the SEC as of Dec. 31, 2022. Includes 8,599,417 shares that are owned directly, 8,599,417 shares with sole voting power and 9,418,787 shares with dispositive power by BlackRock Inc., an investment advisor. The total amount beneficially owned by BlackRock Fund Advisors is 9,418,787 shares.

(13) Based on a Schedule 13D filed with the SEC as of Dec. 31, 2022. Includes 0 shares that are owned directly, 0 shares with sole voting power and 6,091,095 shares with dispositive power by State Street Corp., an investment advisor. The total amount beneficially owned by State Street Corporation is 6,091,600 shares.

(14) Includes 1,092 shares issuable upon settlement of RSUs that will vest within 60 days of March 30, 2023. Also includes 5,581 shares pursuant to RSUs as to which settlement has been deferred until a later date.

Related-party transactions

APPROVAL OF RELATED-PARTY TRANSACTIONS

Per its written charter, Equinix's Audit Committee is responsible for reviewing all related-party transactions in accordance with the rules of NASDAQ. Related parties include any of our directors or executive officers, our greater than 5% stockholders, and their immediate family members.

We review related-party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with Equinix's interests. To identify related-party transactions, each year we require our directors and executive officers to complete a questionnaire identifying any transactions with us in which the executive officer or director or their family members have an interest. We seek updates to this information from our directors and executive officers on a quarterly basis. We also ask our directors and executive officers to update their list of companies they are affiliated with on a quarterly basis to help us identify related-party transactions.

Finally, our Code of Business Conduct establishes corporate standards of behavior for all our employees, officers and directors and sets our expectations of contractors and agents. Our Code of Business Conduct seeks to deter wrongdoing and to promote honest and ethical conduct and encourages the reporting of illegal or unethical behavior. Waivers of the Code of Business Conduct may be granted by Equinix's chief executive officer, chief legal officer or chief compliance officer, provided that waivers for executive officers or directors may only be granted by the Board or by one of its committees.

The Audit Committee Charter and the Code of Business Conduct are available on the board & governance section of Equinix's website at Equinix.com.

RELATED-PARTY TRANSACTIONS FOR 2022

The Vanguard Group, Inc. was a holder of greater than 5% of our outstanding common stock during the 2022 fiscal year. In 2022, revenues from entities affiliated with The Vanguard Group, Inc. totaled approximately $4,800,000.

BlackRock Inc. was a holder of greater than 5% of our outstanding common stock during the 2022 fiscal year. In 2022, revenues from entities affiliated with BlackRock Inc. totaled approximately $1,978,000.

State Street Corporation was a holder of greater than 5% of our outstanding common stock during the 2022 fiscal year. In 2022, revenues from entities affiliated with State Street Corporation totaled approximately $7,320,000.

A son of our independent director, Mr. Paisley, is employed by Equinix. In 2022, Mr. Paisley's son received total compensation of approximately $235,000, including salary, incentive plan compensation and RSU vesting income. This amount is consistent with the compensation and benefits provided to other employees with equivalent qualifications, experience and responsibilities.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of the Board, the executive officers of Equinix, and persons who hold more than 10% of Equinix's outstanding common stock ("Section 16 Insiders") are subject to the reporting requirements of Section 16(a) of the Exchange Act, which require them to file reports with respect to their ownership of Equinix's common stock and their transactions in such common stock. Based on (i) the copies of Section 16(a) reports filed for the members of the Board and the executive officers for their 2022 fiscal year transactions in common stock and their common stock holdings and (ii) the written representations received by such persons, Equinix believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by Section 16 Insiders.







Sustainability

Future First

GLOBAL SUSTAINABILITY AT EQUINIX

Our commitment to sustainability is driven by our resolve to set ambitious targets, measure and report progress transparently, lead with ethics and integrity and engage our stakeholders to drive change. We believe in the future of possibility—a future where our planet is healthy, our global communities thrive and every business leads with purpose. This vision of tomorrow comes first in all we do.

OUR APPROACH

The Environment, Social and Governance ("ESG") initiatives comprising our Future First strategy focus on the issues that we believe have the greatest impact on our stakeholders and our business. We've continued to progress on our sustainability goals and look to build a business that reflects our purpose to bring the world together on our platform to create the innovations that will enrich our work, life and planet. You can read more about these initiatives in our annual Sustainability Report[1].

Environment

Equinix is committed to preserving our collective future and tackling pressing environmental challenges to ensure the sustainability and resiliency of our business, communities and global society. Equinix is advancing a bold environmental agenda by:

ADDRESSING CLIMATE CHANGE THROUGH OUR TARGETS

- Equinix set a near-term science-based target ("SBT") to reduce Scope 1 and 2 greenhouse gas emissions by 2030 and for Scope 3, to require specific portions of our supply chain to set their own SBTs by 2025. Equinix is also committed to becoming climate neutral across our global operations by 2030, expanding upon our alignment with the EU Climate Neutral Data Centre Operator Pact.
- Equinix allocates funds to deliver sustainable outcomes across our business and has issued $4.9 billion in green bonds to date, propelling our investments in greening our footprint.

SCALING RENEWABLE ENERGY PURCHASING

- Equinix is committed to reaching our goal of 100% clean and renewable energy usage across our global portfolio by 2030. In 2022, Equinix achieved 96% renewable energy coverage for its global operations.

DESIGNING THE SUSTAINABLE DATA CENTER OF THE FUTURE AND INVESTING IN INNOVATION

- Equinix is investing in facility design and innovative new technologies to reduce our consumption of resources while ensuring reliability, resilience and sustainability of our portfolio. Equinix has continued to work to reduce its global annual average operational power usage effectiveness ("PUE") each year, and efforts are also underway to improve water use management systems at sites utilizing water cooling systems.
- Equinix is leading the way and leveraging technology and innovation solutions to enable the "Data Center of the Future" for both ourselves and our industry. In 2022, Equinix was the first colocation data center company to align with ASHRAE A1 Allowable (A1A) operational temperature and humidity standards, aimed at driving more efficient cooling and carbon reductions.

ADVOCATING FOR CHANGE AND INSPIRING OTHERS

- Equinix works with like-minded organizations and leverages our industry leadership to advance environmental and climate change policies and accelerate action and innovation on key priorities such as renewable energy and embodied carbon. This is accomplished by way of board memberships and active engagement with trade associations and environmental committees.

100%
Global Climate Neutrality by 2030

96%

Renewable Energy Coverage Achieved in 2022

ASHRAE A1 Allowable Alignment

1 The Sustainability Report is referenced for information only and not incorporated by reference in this proxy statement.

Social

Equinix is working to pave the way to a better future where our employees of all backgrounds, our customers' diverse businesses and the distinct and complex communities around us can thrive. We have uniquely positioned Diversity, Inclusion & Belonging ("DIB"), Community Impact and Wellbeing to intersect and meet the wide-ranging needs of our stakeholders. Equinix is doing more to unleash potential by:

BUILDING A DIVERSE AND INCLUSIVE CULTURE

- Equinix is embedding DIB into our business and empowering leaders at all levels to create outstanding teams where employees are doing the best work of their lives. Equinix strives to be a company where every employee can say "I'm safe, I belong, and I matter."

- We are creating new recruiting channels and on-ramps to connect historically underrepresented communities to meaningful opportunities at Equinix. We have continued to improve our gender diversity globally and racial diversity in the U.S.

- We are ranked number 1 as most JUST companies in Real Estate and in top 20 overall by JUST Capital.

SUPPORTING THE PHYSICAL, MENTAL AND EMOTIONAL WELLBEING OF ALL OUR EMPLOYEES

- We provide opportunities to help employees along their journeys toward achieving optimum health and lifelong wellness. Our wellbeing program now includes a variety of classes, global challenges, guest speakers, education and information sessions and special events.

- We remain dedicated to ensuring our employees are treated and compensated equitably and have access to market competitive benefits and time away from work. To support our employees, we provide benefits including medical plans, employee assistance programs, life insurance, tuition reimbursement and other locally relevant programs. Since 2021, we have performed a global review of Equinix benefits annually, with focus on ensuring that we provide competitive benefits to meet the needs of our diverse group employees in all markets globally, as well as providing minimum standards where applicable.

CONNECTING THE COMMUNITIES WE INHABIT TO THE OPPORTUNITIES OF THE DIGITAL WORLD

- We have partnered with organizations to advance digital inclusion in areas of need and support employee-led service and giving centered around digital access and inclusion.

- As the world's digital infrastructure company, we recognize our responsibility in ensuring equitable and inclusive access to all the digital world has to offer. In late 2022, we launched the Equinix Foundation with the goal to be more strategic in our philanthropic investments, harness the passions of our employees and scale our impact in the communities where we work and operate.

- Equinix is creating new employment opportunities in the digital economy through workforce development. For example, Equinix has teamed up with the Northern Virginia Community College to create the Equinix Digital Infrastructure Scholarship Program which aims to provide students with financial support, mentorship, a paid internship and increased access to Equinix job opportunities.

Governance

Good corporate governance, from strong management and oversight to advocacy and collaboration, is not just a competitive advantage, but a key driver of Equinix's culture of trust — one that is built with our customers, suppliers and employees. We are doing what's right to lead the way by:

DRIVING GLOBAL RESPONSIBILITY THROUGH A FOUNDATION OF UNWAVERING VALUES AND ETHICAL PRACTICES

- Led by our chief compliance officer, we regularly assess the effectiveness of our Ethics and Compliance Program to ensure we are meeting the highest standards of integrity.

- We require regular compliance trainings for all Equinix employees on how to uphold Equinix's ethical standards in their day-to-day decision-making and actions on behalf of our company. As of Dec. 31, 2022, Equinix has achieved nine years of 100% completion for ethics and compliance trainings.

- Equinix's Nominating and Governance Committee is responsible for ESG oversight and reviews strategies, policies, performance and reporting related to the program.

CONDUCTING OUR BUSINESS WITH HONESTY, INTEGRITY, TRANSPARENCY AND THE HIGHEST STANDARDS OF EXCELLENCE

- Cultivating a responsible, inclusive and reliable supply chain is a priority for Equinix. In 2022 we began executing our five-year supply chain ESG strategy. The strategy prioritizes supplier data and relationship development to achieve our supply chain goals.

- Equinix's Enterprise Risk Management ("ERM") program uses best practices to drive the identification, assessment, management, monitoring and reporting of key business risks, including ESG risks. In 2022, we conducted a Task Force on Climate-Related Financial Disclosures-aligned climate risk scenario analysis to evaluate our physical and transitional risks.

- Equinix's global information security officer, in partnership with our privacy office, is leading our ongoing efforts to comply with evolving laws, improve our resilience, build our capabilities, and cultivate a culture of agility, speed and focus on the customer and user experience.

ADVANCING PROGRESS ON KEY PUBLIC POLICY PRIORITIES

- Equinix actively engages to advance progress on our key public policy priorities: increasing access to clean energy, improving resilience in the energy sector and enabling a more connected and secure world.

- Equinix issues a Political Contributions Report on a semi-annual basis to disclose the details of any contributions in addition to following the requirements of the Lobby Disclosure Act.

We regularly evaluate our ESG programs to increase the value they bring to our changing world. At Equinix, we are working to embed sustainability throughout our business, and our definition of success includes steadfastly adhering to best-in-class ESG practices. We are committed to transparently communicating our strategy, the impact of our operations and progress toward our goals.

Executive officers

The following are our executive officers (as defined by applicable securities laws), their ages as of Mar. 30, 2023, their positions and offices held with Equinix, and certain biographical information. All serve at the discretion of the Board.

Mike Campbell



Chief Sales Officer
(since 2016)
Age 57

PRIOR BUSINESS EXPERIENCE

• Senior vice president of sales, Equinix Americas (2015-2016)

• Various sales management positions, most recently as senior vice president of sales, Symantec (2010-2015)

• Vice president, sales, Verisign Americas, Verisign, prior to its merger into Symantec (2004-2010)

Scott Crenshaw



EVP and GM, Digital Services
(since 2022)
Age 58

PRIOR BUSINESS EXPERIENCE

• Various management positions, most recently as president and chief executive officer, Concourse Labs (2019-2022)

• Various roles including executive vice president and general manager of private cloud, Rackspace (2016-2019)

Jon Lin



EVP and GM, Data Center Services
(since 2021)
Age 46

PRIOR BUSINESS EXPERIENCE

• Various management positions, most recently as President, Americas, Equinix (2009-2021)

• Director of Advanced Solutions Group, Tata Communications (2006-2009)

• Various positions, most recently as senior strategist of security products, Verizon Business (2002-2006)

Charles Meyers

Chief Executive Officer and President
(since 2018)
Age 57



PRIOR BUSINESS EXPERIENCE

- President, strategy, services and innovation, Equinix (2017-Sept. 2018)

- Chief operating officer, Equinix (2013-2017)

- President, Equinix Americas (2010-2013)

- Various positions, including group president of messaging and mobile media, and product group executive for the security and communications portfolio, VeriSign, an internet security company now part of Symantec (2006-2010)

Brandi Galvin Morandi

Chief Legal and Human Resources Officer and Corporate Secretary
(since 2019)
Age 50



PRIOR BUSINESS EXPERIENCE

- Chief legal officer, general counsel and secretary, Equinix (2003-2019)

- Corporate attorney, Gunderson Dettmer (1997-2003)

Karl Strohmeyer

Chief Customer and Revenue Officer
(since 2019)
Age 51



PRIOR BUSINESS EXPERIENCE

- President, Equinix Americas (2013-2019)

- Various roles, including group vice president, Level 3 North American enterprise group, Level 3 Communications, a communications services company (2001-2013)

- Various executive positions, NetRail, an internet services company (1998-2001)

Keith Taylor

Chief Financial Officer
(since 2005)
Age 61



PRIOR BUSINESS EXPERIENCE

- Various roles, including vice president, finance and chief accounting officer, Equinix (2001-2005)

- Director of finance and administration, Equinix (1999-2001)

- Vice president finance and interim chief financial officer, International Wireless Communications, an operator, owner and developer of wireless communications networks (1996-1999)

Compensation

Proposal 2—Advisory non-binding vote on executive compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") contains a provision that is commonly known as "Say-on-Pay." Say-on-Pay gives our stockholders an opportunity to vote on an advisory, non-binding basis to approve the 2022 compensation of our named executive officers as disclosed in this proxy statement. We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the executive compensation program and practices described in this proxy statement. Our executive compensation program is tied directly to the performance of the business to ensure strong growth and value creation for stockholders using metrics we believe best indicate the success of our business. Please read "Compensation Discussion and Analysis" and the executive compensation tables and narrative disclosure for a detailed explanation of our executive compensation program and practices.

Accordingly, we ask that you vote "FOR" the following resolution:

> "RESOLVED, that the stockholders of Equinix, Inc., hereby approve, on an advisory basis, the compensation of the named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC in Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this proxy statement for the annual meeting."

This advisory vote on executive compensation is not binding on us. However, the Board and the Talent, Culture and Compensation Committee highly value the opinions of our stockholders. To the extent there is a significant vote against this proposal, we will seek to determine the reasons for our stockholders' concerns, and the Talent, Culture and Compensation Committee will evaluate whether any actions are necessary to address those concerns when making future executive compensation decisions.

 **The Board unanimously recommends a vote FOR proposal 2.**

Proposal 3 — Advisory non-binding vote on frequency of executive compensation vote

The Dodd-Frank Act also contains a provision enabling our stockholders to indicate how frequently we should have a "Say on Pay" vote. By voting on this Proposal 3, our stockholders may indicate whether they would prefer to vote on an advisory, non-binding basis to approve the compensation of our named executive officers every one, two or three years.

In 2017, the Board of Directors recommended, and our stockholders supported, an annual (i.e., one year frequency) Say on Pay vote, which we have done since 2011. After careful consideration, the Board of Directors has determined that a Say on Pay vote that occurs every year remains the most appropriate alternative for Equinix. Therefore, the Board recommends that you select "one year" as the desired frequency of future Say on Pay votes. In reaching its

recommendation, the Board believes that an annual Say on Pay vote will allow our stockholders to provide us with meaningful and direct input on our executive compensation philosophy, policies and programs. An annual advisory vote will also foster useful communication with our stockholders by providing our stockholders with a clear and timely means to express any concerns and questions.

You may cast your vote on your preferred voting frequency by choosing the option of every year, every two years, every three years or you may abstain from voting. Although this vote is advisory and non-binding, the Board of Directors and Equinix highly value the opinions of our stockholders and will consider the outcome of this vote when determining the frequency of future stockholder votes on executive compensation.

 **The Board unanimously recommends that you select ONE YEAR as the desired frequency of future Say on Pay votes.**

Compensation roadmap



I. How did we perform and what are our practices?



II. How were our CEO and named executive officers compensated?



III. Policies and other information

Compensation discussion and analysis

INTRODUCTION

This Compensation Discussion and Analysis describes Equinix's executive compensation policies and decisions for the individuals who served as our chief executive officer and chief financial officer during 2022, as well as the other individuals included in the 2022 Summary Compensation Table in this proxy statement, who are collectively referred to as the named executive officers.

Those individuals are:

Name	Position
Charles Meyers	Chief Executive Officer and President
Keith Taylor	Chief Financial Officer
Scott Crenshaw[1]	EVP and GM, Digital Services
Brandi Galvin Morandi	Chief Legal and Human Resources Officer and Corporate Secretary
Karl Strohmeyer	Chief Customer and Revenue Officer

(1)   Mr. Crenshaw joined Equinix in Aug. 2022.

Executive Summary

2022 Compensation Summary

- **No increase to base salaries or target bonus amounts.** Based on the competitive market, none of the named executive officers received an increase in total cash compensation for 2022. The base salaries and the annual target bonus for all named executive officers did not change from 2021 to 2022.

- **Addition of ESG performance metrics for incentives.** In 2022, the Talent, Culture and Compensation Committee approved additional performance metrics for executive incentive compensation including (1) a strategic modifier to annual incentives for senior leaders at the VP level and above based on achievement of digital services revenue goals and attainment of certain ESG objectives across the areas of climate, energy efficiency, support for electric vehicles, and progress on increasing racial and gender diversity in our workforce (the "Strategic Modifier") and (2) a revenue performance metric related to our digital services business for long-term performance incentives.

- **Bonus paid out at 126% of target.** These annual incentives were performance-based and dependent upon annual revenue and adjusted funds from operations per share ("AFFO/Share") growth, and included the Strategic Modifier discussed above. Equinix funded the 2022 annual incentive plan at 120% and the strong performance against our ESG and digital services targets resulted in senior leaders at the VP level and above, including the named executive officers, receiving 126% of their target opportunity.

- **Equity awards 60% performance based.** For 2022, we continued to grant a mix of service- vesting restricted stock units ("RSUs") and performance-vesting RSUs, with 60% of the target value made up of performance-based RSUs. The metrics for the performance based RSUs consisted of a combination of financial goals (annual revenue, digital services revenue and AFFO/Share as described above) and relative total shareholder return ("TSR") against the IWB Russell 1000 Index Fund (the "Russell 1000"). Our strong performance in 2022 resulted in 127% achievement under the performance RSUs based on revenue, digital services revenue and AFFO/Share for the named executive officers. Our TSR compared to the Russell 1000, over the three-year performance period of 2020-2022, resulted in a payout of 92% of target shares under the performance RSUs based on relative TSR.

- **81% supported Say-on-Pay in 2022.** We received over 81% support for last year's Say-on-Pay proposal (based on shares represented in person or by proxy at the meeting and entitled to vote on the matter).

- **Annual outreach to stockholders conducted.** In late 2022, we reached out to our top holders as part of our annual outreach to discuss our executive compensation program, corporate governance, ESG and other topics. During the meetings that resulted, there were limited questions and/or comments on the current executive compensation program design, but the addition of the Strategic Modifier for annual incentives and the additional digital services revenue metric for long-term performance incentives were positively received.

Overview



CEO Target Compensation Mix(1)

Performance-Based
• **60%** of Cash Compensation
• **60%** of Long-Term Compensation

5% Base Salary
7% Annual Incentive Compensation
88% Long-Term Incentive
At Risk

Average NEO Target Compensation Mix(1)(2)

Performance-Based
• **51%** of Cash Compensation
• **60%** of Long-Term Compensation

9% Base Salary
9% Annual Incentive Compensation
82% Long-Term Incentive
At Risk

(1)   Reflects the market value of the RSU awards on the grant date of Feb. 23, 2022. Assumes the target award is earned under the 2022 annual incentive plan and the target number of shares is earned under the performance-based RSU awards.

(2)   Excludes Mr. Meyers and Mr. Crenshaw, who commenced work in August 2022.

For 2022, approximately 59% of total compensation (assuming target amounts were earned) for our named executive officers was performance-based. The annual incentive compensation was dependent on achieving annual revenue and AFFO/Share growth and included the Strategic Modifier as described above. Our performance-based RSUs were based on revenue, digital services revenue and AFFO/Share. We also had long-term shares dependent on relative TSR achievement against the Russell 1000.

The performance periods and vesting periods of our 2022 incentive compensation are illustrated as follows:

Incentive Compensation Element	Weighting	Form of Payment	Performance Metrics	Performance Period	Vesting
Annual Incentive	n/a	Shares	Revenue, AFFO/Share, and the Strategic Modifier	1 year	Shares vest upon certification of financial results and ESG performance at end of one-year performance period
Long-Term Performance Incentive	40%	Shares	Revenue, Digital Services Revenue and AFFO/Share	1 year	3 years — earned shares vest 50% after the first year and 25% in each of the two following years (subject to continued service)
Long-Term Service-Based Incentive	40%	Shares	n/a	n/a	3 years — shares vest in three equal annual increments (subject to continued service)
Long-Term Performance-Based Incentive	20%	Shares	TSR	3 years	Shares vest upon certification of relative shareholder return after end of three-year performance period

2022 Executive Compensation Program Changes

The Talent, Culture and Compensation Committee annually reviews our compensation program to ensure it appropriately evolves with industry best practices and meets Equinix's needs. In Feb. 2022, the Talent, Culture and Compensation Committee approved additional performance metrics for executive incentive compensation including (1) the Strategic Modifier to annual incentives for senior leaders at the VP level and above based on achievement of digital services revenue goals and attainment of certain ESG objectives across the areas of climate, energy efficiency, and

support for electric vehicles, and progress on increasing racial and gender diversity in our workforce and (2) a revenue performance metric related to our digital services business for long-term incentives. Equinix believes these compensation program changes support and align our executive compensation with Equinix's current priorities and business strategy and additionally create more diversity in our performance metrics across awards. These changes have been carried forward into the 2023 compensation program design.

2022 Business Results

2022 was our 20th year of consecutive quarterly revenue growth. For the full year of 2022, we delivered revenue growth of 9% and AFFO growth of 11%, on an as-reported basis, over strong 2021 results. On a normalized and constant currency basis, our revenue growth was 11% and our AFFO growth was 11%. Our AFFO/Share was $29.55 per share, a 9% increase over the previous year on an as-reported basis and 11% on a normalized and constant currency basis. These results funded the 2022 annual incentive plan at 120% for all employees, while employees at the VP level and

above, including the named executive officers, received 126% of their target opportunity after reaching 105% of the target Strategic Modifier goal.

These results also resulted in 127% achievement under the performance RSUs based on revenue, digital services revenue and AFFO/Share achievement, and our TSR compared to the Russell 1000 over 2020-2022 resulted in a payout of 92% of target shares under the performance RSUs based on relative TSR.



(1)   For a reconciliation of GAAP to non-GAAP financial measures, please refer to pages 62-66 of our Annual Report on Form 10-K filed with the SEC on Feb. 17, 2023.

(2)   Stock price performance from Jan. 2, 2020 to Dec. 30, 2022.

Governance Policies and Practices

Our executive compensation philosophy is complemented by the following governance best practices:

WHAT WE DO

- **Recoupment policy.** We have a policy on recoupment of incentive compensation which applies to those persons who are designated by the Board as "officers" for purposes of Section 16 of the Exchange Act, as amended, and the rules promulgated thereunder. The policy states that the Board may require the return, repayment or forfeiture of any cash or equity-based incentive compensation payment or award received by any such current or former officer during the three completed fiscal years immediately preceding the date on which we are required to prepare a restatement of our financial statements due to material noncompliance with any financial reporting requirements under the securities laws and if certain other conditions are met. We intend to amend this policy in 2023 to comply with Exchange Act Rule 10D-1, and the related NASDAQ listing standard in response thereto.

- **Limit on cash severance benefits.** In Mar. 2023, our Talent, Culture and Compensation Committee formally resolved to adhere to a practice of limiting any cash severance benefits as a multiple of an executive officer's annual base salary plus target bonus. As a result, we will not enter into any new employment agreement, severance agreement or similar arrangement (or any related amendment or renewal) with any of our executive officers, or establish any new severance plan or policy covering any of our executive officers, that, in each case, provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target bonus, without seeking stockholder approval of such agreement, plan, policy or arrangement.

- **Stock ownership guidelines.** Our chief executive officer and his direct reports (including the named executive officers) are subject to stock ownership guidelines, at a level of three times and one-time base salary, respectively. We do not count unearned performance awards or unvested awards towards these guidelines.

- **Independent committee.** The Talent, Culture and Compensation Committee is comprised solely of independent members of our Board.

- **Independent consultant.** An independent compensation consultant, Compensia, is retained directly by the Talent, Culture and Compensation Committee and performs no other work for Equinix.

- **Tally sheets.** The Talent, Culture and Compensation Committee reviews tally sheets when making executive compensation decisions.

- **Conducted compensation risk assessment.** In March 2023, we conducted a risk assessment of our compensation programs and presented the results to the Talent, Culture and Compensation Committee. The Talent, Culture and Compensation Committee considered the findings of the assessment and agreed with our conclusion that our compensation programs are not reasonably likely to have a material adverse effect on Equinix.

- **Limited tax gross-ups.** Named executive officers at Equinix are not offered any tax gross-ups (other than in connection with expenses related to our annual sales reward trip, a relocation or international assignment).

WHAT WE DON'T DO

- **No single trigger vesting.** Our named executive officers are not offered single trigger vesting on a change-in-control.

- **No significant perquisites.** Named executive officers at Equinix are only eligible to participate in the same employee benefits as all other employees and do not receive any significant perquisites. Equinix does not provide its named executive officers any defined benefit pension plans, nonqualified deferred compensation plans or other executive retirement benefits.

- **No hedging allowed.** We have a policy prohibiting all employees, including the named executive officers and members of the Board, from engaging in transactions involving options on Equinix's securities, such as puts, calls and other derivative securities, whether on an exchange or in any other market, or in hedging transactions, such as collars and forward sale contracts. No categories of hedging transactions are specifically permitted.

- **No pledging allowed absent exception.** Our executives (including the named executive officers) and members of the Board are prohibited from holding Equinix securities in a margin account or pledging Equinix securities as collateral for a loan, absent an exception granted by the Talent, Culture and Compensation Committee on a case-by-case basis.

Results of 2022 Say on Pay Vote

In 2022, we held our annual stockholder advisory vote on the compensation of the named executive officers ("Say on Pay"). The proposal received significant stockholder support, with over 81% voting in favor of our program (based on shares represented in person or by proxy at the meeting and voted on the matter).

In the fourth quarter of 2022, we reached out to our top 25 stockholders, representing over 55% of our outstanding shares, as part of our annual outreach effort. As we engaged with stockholders during the meetings that resulted, we presented as an update regarding our executive compensation program our addition of the Strategic Modifier tied to annual incentive compensation and our addition of digital services revenue to the long-term performance RSUs, which were both well received. Otherwise, there were limited questions and/or comments about our executive compensation program.

We expect to continue to engage with stockholders and answer questions regarding our executive compensation program and take comments and recommendations to our Talent, Culture and Compensation Committee as appropriate on an annual basis.

2022 EXECUTIVE COMPENSATION PROGRAM

2022 Program Philosophy and Objectives

Our executive compensation philosophy for 2022 was to provide competitive total rewards programs globally to attract and retain top talent, utilizing a pay-for-performance strategy at both the company and the individual level. Consistent with our compensation philosophy, a significant percentage of each named executive officer's target total direct compensation was tied to performance, as illustrated by the potential pay mix described above. We believe our strong performance in recent years, and the fact that a significant percentage of each named executive officer's total compensation is either tied to performance or is "at risk," supports our compensation philosophy.

2022 Pay Positioning

While the Talent, Culture and Compensation Committee reviews the market data in determining compensation, it does not specifically target a certain percentile of the market for overall compensation or for any particular element of compensation. Instead, it considers the overall range of the market data, as well as the alignment of the position in the overall market to the executive's actual role and responsibilities, when setting

compensation for an executive role. Based on this information, the company seeks to provide a competitive base salary and target bonus, and to concentrate the executive's compensation in his or her equity awards, to better align the executive's interests with those of our stockholders and focused on our overall long-term performance.

In addition to looking at the market data and its comparability, the Talent, Culture and Compensation Committee considers the following additional factors when determining compensation, with no single factor being determinative:

- Our performance both over the past year and long-term

- The executive's performance over the year and throughout their career with us

- The executive's level of experience in the position

- The executive's marketability in the marketplace based on their skill set

- The executive's criticality to our operations and the difficulty we would have in replacing them

- Internal parity between executives based on their contributions

The Talent, Culture and Compensation Committee uses peer group survey data, proxy statement data and the AON/Redford High Technology compensation survey to define our competitive market. We used market data from a subset of the AON/Radford High Technology compensation survey to support benchmarking for our executive positions for 2022 compensation decisions. Our peer group is reviewed annually to ensure it reflects changes in our market and competitors for business and talent. In May 2021, with the assistance of Compensia, a list of peer group companies was selected after considering various alternatives to establish the competitive market for the 2022 compensation of our named executive officers. In developing the peer group, the Talent, Culture and Compensation Committee decided to retain its prior approach to peer group selection and oriented the peer group more toward technology companies with similar financial characteristics (to reflect Equinix's competitive market for talent) while including some targeted REITs. Technology companies and REITs with revenue of approximately 0.5-2.0x Equinix's last four quarters of revenue and market capitalization of approximately 0.33-3.0x Equinix's then-current 30-trading-day average market capitalization were targeted in developing the peer group. For 2022, the Talent, Culture and Compensation Committee decided to remove certain REITs and add relevant technology companies to the peer group.

For purposes of the Talent, Culture and Compensation Committee's 2022 compensation review and decisions, our peer group consisted of the following 20 companies:

- Activision Blizzard
- Adobe
- Akamai Technologies
- American Tower
- Autodesk

- Cerner
- Citrix Systems
- Crown Castle Intl.
- Digital Realty Trust
- eBay

- Electronic Arts
- Intuit
- Palo Alto Networks
- Prologis
- Salesforce.com

- ServiceNow
- Splunk
- Synopsys
- VMWare
- Workday

In 2021, we also participated in the AON/Radford High Technology compensation survey and used market data from a subset of the survey to support benchmarking for our executive positions for 2022 compensation decisions.

2022 Compensation-Setting Process and Decisions

The Talent, Culture and Compensation Committee reviews the executive compensation levels of our named executive officers at least annually to determine positioning to the competitive market. The chief executive officer, as the manager of the executive team, assesses the named executive officers' contributions to Equinix's performance and makes a recommendation to the Talent, Culture and Compensation Committee with respect to any merit increase in base salary, target annual incentive compensation opportunity and equity awards for each named executive officer, other than himself. The chief executive officer, or the executive chair in the case of the chief executive officer, recommends any adjustments to each element of compensation in light of their assessment of the competitiveness of the executive's compensation and the additional factors noted above, with the goal of paying each executive competitively based on an assessment of their overall performance and situation.

In addition to reviewing the recommendations of the chief executive officer for the compensation of his executive officer direct reports, and the recommendation of the executive chair with respect to the chief executive officer's compensation, the Talent, Culture and Compensation Committee also considers the factors noted above as well as the experience of its members in making a final determination on each executive officer's compensation. The Talent, Culture and Compensation Committee meets to evaluate, discuss and modify or approve these recommendations based on its own judgment. For 2022, based on the recommendations of the chairperson of the Talent, Culture and Compensation Committee, the Talent, Culture and Compensation Committee conducted a similar evaluation for Mr. Meyers as the chief executive officer, and approved his compensation elements for 2022.

Members of management support the Talent, Culture and Compensation Committee in its work by preparing periodic analysis and modeling related to our compensation programs and providing frequent updates on programs that fall under the Talent, Culture and Compensation Committee's responsibility. In

addition, the Talent, Culture and Compensation Committee has the exclusive authority under its charter to engage the services of independent outside counsel, consultants, accountants and other advisers to assist it in carrying out its duties. Since 2006, the Talent, Culture and Compensation Committee has engaged the services of Compensia as its independent consultant to advise it on matters related to compensation for executive officers and other key employees, and on best practices to follow as it reviews and makes decisions on Equinix's compensation programs. Equinix's chief executive officer attends Talent, Culture and Compensation Committee meetings and reviews and provides input on agendas and compensation proposals and recommendations brought before the Talent, Culture and Compensation Committee for review and approval, but is not present during any discussion of his own compensation.

In connection with the 2022 compensation decisions, in Aug. 2021, Compensia presented to the Talent, Culture and Compensation Committee with considerations regarding short-term and long-term incentives, including our current practice, market practices and potential approaches for the future, including alternative metrics. Compensia also outlined the growing use of ESG metrics in incentive compensation. In Sept. 2021, Compensia presented to the Talent, Culture and Compensation Committee an equity compensation market review, reviewing the practices of our peer group and market practices. The Talent, Culture and Compensation Committee was also presented with proposed changes to pay levels and short- and long-term performance metrics for their review and discussion.

In Dec. 2021, Compensia provided the Talent, Culture and Compensation Committee with a detailed executive compensation analysis, assessing Equinix's current executive pay and financial performance as compared to the company's peer group. The Talent, Culture and Compensation Committee used the information as a basis for understanding the potential impact of recommended changes, including increasing the maximum payout under incentive awards and the potential inclusion of ESG and other strategic modifiers. For our executive officers, including the named executive officers, Compensia presented market competitive data for each position for base salary, target annual incentive compensation opportunity, long-term incentive compensation and target total direct compensation, to provide a framework and guide for making individual compensation decisions related to 2022 compensation. The Talent, Culture and Compensation Committee was provided with "tally sheets" outlining the total dollar compensation paid to each named executive officer in 2018-2021, including base salary, annual incentive compensation, long-term equity compensation and other compensation.

In Feb. 2022, the Talent, Culture and Compensation Committee considered the 2022 executive compensation program design recommendations and approved the compensation for the named executive officers.

Compensia continues to advise the Talent, Culture and Compensation Committee on an ongoing basis, and a representative from the firm attends most Talent, Culture and Compensation Committee meetings. In 2022, Compensia performed its annual market review of executive pay practices, as discussed above, and director compensation. Compensia also provides routine updates to the Talent, Culture and Compensation Committee regarding legal and regulatory trends. In 2022, Compensia also provided the Talent, Culture and Compensation Committee with modeling and recommendations for Equinix's equity program and annual incentive compensation program. The Talent, Culture and Compensation Committee has assessed the independence of Compensia pursuant to SEC rules and concluded that Compensia's work for the Talent, Culture and Compensation Committee does not raise a conflict of interest and that Compensia is independent under such standards.

PRINCIPAL ELEMENTS OF EXECUTIVE COMPENSATION

Base Salary

Base salary for the named executive officers is established based on the underlying scope of their respective responsibilities, taking into account competitive market compensation data and individual performance. In Feb. 2022, based on the executive compensation assessment in 2021 and the recommendations of Mr. Meyers as chief executive officer (except with respect to his own salary, which was recommended by the executive chair), the Talent, Culture and Compensation Committee did not increase the salary of any of the named executive officers. In Aug. 2022, Mr. Crenshaw joined Equinix as EVP and GM, Digital Services. The Talent, Culture and Compensation Committee approved a base salary of $530,000 for Mr. Crenshaw, based on negotiations with Mr. Crenshaw, and in line with the market data for this position, internal peer comparisons, and Equinix's pay philosophy. The following salaries were effective Jan. 1, 2022, except with respect to Mr. Crenshaw, who commenced work with Equinix in Aug. 2022.

Name	2021 Salary	2022 Salary	Increase
Charles Meyers	$1,050,000	$1,050,000	0%
Keith Taylor	$ 680,000	$ 680,000	0%
Scott Crenshaw	—	$ 530,000	—
Brandi Galvin Morandi	$ 620,000	$ 620,000	0%
Karl Strohmeyer	$ 635,000	$ 635,000	0%

Annual Incentive Compensation

Annual incentive compensation for the named executive officers is linked to the attainment of Equinix's corporate growth goals and is not tied to individual performance (although the Talent, Culture and Compensation Committee retains discretion to adjust payouts based on its assessment of such additional factors, including qualitative factors, if any, that the Talent, Culture and Compensation Committee deems relevant to the assessment of individual or corporate performance). This focus on team performance at the executive level is designed to align senior leaders toward common goals. Accordingly, in Feb. 2022, the Talent, Culture and Compensation Committee adopted the 2022 annual incentive plan, pursuant to which the named executive officers were eligible to earn an annual incentive bonus to be paid in the form of fully vested RSUs. Making the payment in fully vested RSUs is designed to allow Equinix to retain more cash in the business to fund our investments and to further align the executives' incentives with our stockholders' interests. Under the 2022 annual incentive plan, the Talent, Culture and Compensation Committee assigned each named executive officer an annual target bonus opportunity based on the achievement of specific goals related to revenue and AFFO/Share that tied to the 2022 annual operating plan approved by the Board. Additionally, in 2022 the Talent, Culture and Compensation Committee included the +/- 10% Strategic Modifier for the annual incentive for VP level employees and above which was tied to Equinix's achievement of certain ESG targets as well as the revenue of our digital services product offerings. The annual target bonus opportunity set for each named executive officer was stated in terms of a percentage of the named executive officer's base salary. In 2022, no changes were made to the annual target bonus opportunity for the named executive officers. The revenue goal sought to motivate our executives and employees to achieve continued growth in the business. The AFFO/Share goal was used to further align executive and employee incentives with the interests of our stockholders by focusing management on profit, through nondilutive growth to AFFO. The components of the Strategic Modifier, which is applied as a multiplier after achieving the revenue and AFFO/Share targets, were selected to incentivize our executives to achieve our long-term revenue growth strategies and ESG goals. The revenue goal that was set under the 2022 operating plan reflected anticipated continued growth across the global platform based on historical performance, the addressable market and our available inventory. The AFFO/Share goal set under the 2022 operating plan contemplated delivery of services to customers, asset maintenance, operating leverage, investments in the business, expansions in key markets, capital markets activity and distributions to our stockholders. In previous years, the payout for each named executive officer under the annual incentive plan was capped at 100% of his or her annual target bonus opportunity. However, to further incentivize our

executive officers, and align with market practice, the Talent, Culture and Compensation Committee removed the cap for the 2022 annual incentive plan.

Achievement of performance goals under the 2022 annual incentive plan was adjusted for fluctuations in foreign currencies between budget estimates and actual rates, the exclusion of acquisitions that closed after May 31, 2022, capital market activity, lease conversion impacts, certain sales allowance impacts, and other normalizing items not contemplated by Equinix at the time the performance goals were established. All adjustments were authorized under the 2022 annual incentive plan. Based on the comparison of the targets to the adjusted results below, Equinix funded the 2022 annual incentive plan at 120% for all employees, except for employees at the VP level and above, including the named executive officers, who received 126% of their target opportunity after reaching 105% achievement of the Strategic Modifier targets.

Metric	Weighting	Target	Reported Results[1]	Adjusted Results[1][2]	Attainment
Revenue	50%	$7,306.2 million[3]	$7,263 million	$7,422.8 million	101.6%
AFFO/Share	50%	$29.44/Share[3]	$29.55/Share	$30.65/Share	140%
ESG & Digital Services Revenues	+/-10%	SEE STRATEGIC MODIFIER TARGETS & RESULTS BELOW			

(1) For a reconciliation of GAAP to non-GAAP financial measures, please refer to pages 62-66 of our Annual Report on Form 10-K filed with the SEC on Feb. 17, 2023.

(2) Adjusted as described above.

(3) Normalized for M&A transactions that closed prior to May 31, 2022.

The Strategic Modifier targets and results for 2022 were as follows:

Element	% of Strategic Modifier	Target	Performance	Modifier Result
Environmental Targets	25%	Renewable energy coverage, improvement in global PUE, and support for electric vehicles	Exceeded targets for renewable energy and global PUE and achieved EV targets	105%
Social Targets	25%	Increases in the racial and gender diversity of our workforce	Increased diversity in all measured areas while not achieving our aspirational goals	95%
Digital Services Revenue	50%	2022 digital services revenue target	Exceeded digital services revenue target	110%

These collective results for the Strategic Modifier were determined to provide a 105% modification to the awards that would be earned under the 2022 annual incentive plan based on revenue and AFFO/share performance, resulting in a total payout of 126% for the named executive officers under the 2022 annual incentive plan.

In Feb. 2022, the Talent, Culture and Compensation Committee approved the following target bonus opportunities, as a percentage of base salary, and bonus awards (calculated based on the base salary in effect at year-end) were approved in Feb. 2023 under the 2022 annual incentive plan as follows:

Name	2021 Bonus Opportunity (% Base Salary)	2022 Bonus Opportunity (% Base Salary)	2022 Bonus Award Paid (126% of Target)[1]	Number of RSUs Awarded[1]
Charles Meyers	150%	150%	$1,984,500	2,859
Keith Taylor	110%	110%	$ 942,480	1,358
Scott Crenshaw[2]	—	90%	$ 251,934	363
Brandi Galvin Morandi	100%	100%	$ 781,200	1,125
Karl Strohmeyer	100%	100%	$ 800,100	1,152

(1)   This value of the bonus award was delivered in the form of fully vested RSUs paid in shares with the number of shares calculated using a stock price of $694.02, which was the closing price of Equinix's common stock on Mar. 8, 2023, the date the RSUs were granted. Cash was paid in lieu of any fractional shares.

(2)   In June 2022, the Talent, Culture and Compensation Committee approved a maximum bonus opportunity as a percentage of base salary for Mr. Crenshaw of 90%, to be pro-rated based upon his start date in Aug. 2022.

Long-Term Equity Compensation

The Talent, Culture and Compensation Committee believes that stock awards, including awards with performance-based vesting, encourage executive performance by focusing on long-term stockholder value. Generally, a market competitive equity award is made in the year that an executive officer commences employment with Equinix. Thereafter, a "refresh" award is generally made annually during the first quarter of each year. The size of each award is based upon consideration of a number of factors, including consideration of the individual's position with Equinix, their potential for future responsibility and promotion, their individual performance in the recent period, Equinix's performance in the recent period, the competitive marketplace trends, internal equity and the retention value of unvested shares held by the individual at the time of the new grant. Our equity awards also accrue dividend equivalents, which vest on the same schedule as the underlying award and are settled in cash, and therefore no dividend equivalents are paid on awards unless and until the underlying award becomes earned and vested.

In considering the equity award design for 2022, the Talent, Culture and Compensation Committee discussed its existing framework for long-term incentive compensation awards in the form of RSUs for the named executive officers which consists of the following awards:

- A performance-based award based on revenue, digital services revenue and AFFO/Share performance (the "Financial Performance-Based Award") to focus management on (1) revenue growth, (2) our long-term priority of growing our digital services business, and (3) nondilutive growth to AFFO.

- A performance-based award based on relative TSR (the "TSR Performance-Based Award") as a means of further aligning management incentives and stockholder interests.

- A service-based award (the "Service-Based Award") as an appropriate retention balance to our performance-based awards, while still tying executives' interests to our stock price performance over the vesting schedule.

The Talent, Culture and Compensation Committee determined that it was appropriate to maintain the existing framework for granting of long-term incentive compensation awards in 2022. The weighting of each component of the long-term incentive compensation awards, and their respective maximum opportunities, also remained consistent in 2022, as illustrated in the table below.

Equity Award	2021 Weighting		2022 Weighting	
	Target (% of Total)	Maximum (% of Target)	Target (% of Total)	Maximum (% of Target)
Financial Performance Award[1]	40%	120%	40%	200%
TSR Performance-Based	20%	200%	20%	200%
Service-Based	40%	n/a	40%	n/a

(1)   For 2022, digital services revenue was added as a new component for this award. The weighting of this award compared to the TSR Performance-Based Award and the Service-Based award did not change.

Based on the above, in Feb. 2022, the Talent, Culture and Compensation Committee granted a Financial Performance-Based Award, a TSR Performance-Based Award and a Service-Based Award to each of the named executive officers, except for Mr. Crenshaw, who joined Equinix in Aug. 2022. The following table presents the target number of shares that could/can be earned under each equity award. See the section entitled "2022 Grants of Plan-Based Awards" elsewhere in this proxy statement for the target values related to these awards.

Name	Financial Performance-Based Award (#)	TSR Performance-Based Award (#)	Service-Based Award (#)
Charles Meyers	11,277	5,638	11,277
Keith Taylor	4,511	2,555	4,511
Scott Crenshaw[1]	—	—	—
Brandi Galvin Morandi	3,248	1,624	3,247
Karl Strohmeyer	4,511	2,555	4,511

(1)   Mr. Crenshaw commenced work at Equinix in Aug. 2022 and therefore did not receive these grants.

Financial Performance-Based Awards

The Financial Performance-Based Award elements consisted of revenue, digital services revenue and AFFO/Share and the associated weighting across these financial targets was 37.5%, 25% and 37.5%, respectively. The 2022 targets for this award were $7,306.2 million in revenue, $534.6 million in digital services revenue and $29.44 for AFFO/share. The number of RSUs earned was determined upon certification by the Talent, Culture and Compensation Committee that Equinix had achieved at least the minimum revenue, digital services revenue and AFFO/Share goals for 2022 (at least $6,860.9 million, $481.2 million, and $27.63, respectively, tied to the annual operating plan). The amount that could be earned under these awards could range from 0% to 200% of target. Fifty percent of any earned RSUs would vest upon the date of financial performance certification; 25% of the earned RSUs would vest on Feb. 15, 2024; and the remaining 25% of the earned RSUs would vest on Feb. 15, 2025, in each case, subject to the recipient's continued service through each vesting date. The Talent, Culture and Compensation Committee deemed the one-year performance period, followed by service-based vesting over the following two years, appropriate, given the practices of peer companies with whom we compete for talent and because Equinix is in the dynamic technology space where forecasting financial performance for multi-year periods is very challenging due to a constantly changing landscape and market.

The revenue, digital services revenue and AFFO/Share goals were set as described above under "Annual Incentive Compensation," and performance against the goals was similarly adjusted.

In Feb. 2023, the Talent, Culture and Compensation Committee certified that we achieved adjusted revenues of approximately $7,422.8 million, adjusted digital services revenue of $539.8 million and adjusted AFFO/Share of approximately $30.65 for 2022. The certification of this performance resulted in the Financial Performance-Based Awards being earned at 127% of the target award. Consequently, 50% of the earned shares awarded vested upon certification, with the remaining shares vesting in equal 25% increments on Feb. 15, 2024 and Feb. 15, 2025, respectively.

TSR Performance-Based Awards

The number of shares to be earned under the TSR Performance-Based Awards granted in 2022 is determined based on the TSR of EQIX as measured against the TSR of the Russell 1000 over a three-year performance period, calculated using the 30-day trading averages for both EQIX and the Russell 1000 prior to the start (Jan. 1, 2022) and the end (Dec. 31, 2024) of the performance period. The number of RSUs vesting under the TSR Performance-Based Awards scale up or down such that the target shares increase or decrease by 2% for every 1% that Equinix's TSR exceeds or falls below the Russell 1000. The maximum number of shares that can be earned under this award is 200% of target. Vesting will occur in early 2025 upon certification by the Talent, Culture and Compensation Committee of actual TSR for the performance period, subject to the recipient's continued service through the vesting date.

In January 2023, the Talent, Culture and Compensation Committee certified performance under the TSR Performance-Based Awards that measured the TSR of EQIX against the TSR of the Russell 1000 over the three-year performance period ending December 31, 2022. EQIX TSR was 3.99% less than the Russell 1000 during the performance period resulting in a payout of 92% of the target number of shares to each of our named executive officers as follows:

Names	Release Date	TSR Award Shares Earned for 2020-2022 Performance Period
Charles Meyers	01/17/2023	5,259
Keith Taylor	01/17/2023	1,825
Scott Crenshaw[1]	—	—
Brandi Galvin Morandi	01/17/2023	1,220
Karl Strohmeyer	01/17/2023	1,571

(1)   Mr. Crenshaw commenced work at Equinix in Aug. 2022 and therefore did not hold this award.

Service-Based Awards

The Service-Based Awards granted in 2022 are scheduled to vest in three equal tranches on the first trading day that coincides with or follows Jan. 15th in each of 2023, 2024 and 2025, subject to the recipient's continued service on each vesting date.

New Hire Grant for Scott Crenshaw

In June 2022, the Talent, Culture and Compensation Committee approved a one-time stock award in the amount of $7,000,000 for Mr. Crenshaw in connection with and effective upon his commencement of employment with Equinix in Aug. 2022. The number of RSUs was calculated based on the award amount divided by the average closing stock price of Equinix's common stock ("EQIX") for the 30 trading days up to and including the grant date of August 1, 2022 rounded to the nearest whole share, pursuant to the 2020 Equity Incentive Plan. On Aug. 1, 2022, Mr. Crenshaw was awarded 10,686 RSUs with 16.667% vesting on March 1, 2023 and an additional 16.667% to vest in equal installments every six months thereafter on each Sept. 1st, and Mar. 1st until fully vested. The size of Mr. Crenshaw's award and the vesting schedule were based on the market data for his position and the need to provide a competitive offer of employment.

Severance, Change-In-Control and Other Post-Employment Programs

As described in detail under "Potential Payments Upon Termination or Change-In-Control" in this proxy statement, we offer our named executive officers a cash severance payment equal to 200% of the officer's annual base salary plus target bonus, and accelerated vesting, in the event of a qualifying termination after a change-in-control (i.e., a "double-trigger"). Additionally, certain executive officers are entitled to 100% of the officer's annual base salary plus target bonus in the event of a qualifying termination absent a change-in-control. We operate in a highly competitive market and industry and in geographic regions that are exceptionally competitive for executive talent. We believe these benefits are important to attract and retain top talent, and to be appropriate and consistent with market practices. Further, in the event of a change-in-control of Equinix, we believe these provisions protect stockholders' interests by encouraging our executive officers to continue to devote their attention to their duties and to facilitate an acquisition with minimized distraction, and by

neutralizing any bias the executive officers might have in evaluating acquisition proposals. In addition, we believe that the events triggering payment, both a change-in-control and an involuntary or constructive termination of employment, and then only when there is no misconduct by the executive officer, are reasonable hurdles for the ensuing rewards.

Benefits and Perquisites

Retirement, life, health and other welfare benefits at Equinix are the same for all eligible employees, including the named executive officers, and are designed to be aligned to our competitive market. Equinix shares the cost of health and welfare benefits with all of our eligible employees and offers an employer matching contribution to participant contributions to our 401(k) plan, for which all employees, including the named executive officers, are eligible. In 2022, the maximum match was $9,150. In addition, the Talent, Culture and Compensation Committee has approved an Executive Physical Program to proactively manage health risks for our executive officers.

RSU awards granted to all Equinix employees, including our named executive officers, shall vest as to the next unvested tranche of the award in the event of the death of the individual as a benefit to his or her estate; provided, however, in the case of performance RSUs, that the RSUs have been earned based on actual performance results. We believe this to be an appropriate market benefit to offer to our employees and their families.

In Sept. 2018 Mr. Meyers was appointed chief executive officer and president of Equinix. A requirement of his appointment was that Mr. Meyers would relocate to Equinix headquarters in California. In anticipation of the expenses Mr. Meyers was expected to incur as a result of this relocation, the Talent, Culture and Compensation Committee approved a one-time relocation assistance payment to Mr. Meyers of $300,000. Mr. Meyers ultimately incurred approximately $152,000 of relocation expenses from Sept. 2018 — Sept. 2022 in connection with his relocation. In Sept. 2022, the Talent, Culture and Compensation Committee determined it was no longer necessary for Mr. Meyers to relocate given the significant and global travel demands of his role and the flexible and hybrid work model that we have adopted for all employees following the COVID-19 pandemic. The Talent, Culture and Compensation Committee further determined that it was appropriate to revise the terms of his prior relocation agreement to remove the relocation requirement while also foregoing collection of the unspent relocation assistance payment. Mr. Meyers was separately reimbursed for certain expenses related to travel to our headquarters pending his anticipated permanent move in 2020, 2021 and 2022.

In 2022, our named executive officers had family accompany them to certain company events. Additionally, certain executives used Equinix owned stadium suites for personal purposes in limited circumstances. Certain of our named executive officers are also offered Global Services membership with United Airlines at no additional cost to Equinix. Finally,

certain of our named executive officers used our executive physical program.

None of our named executive officers received tax gross-ups or other amounts during 2022 for the payment of taxes in connection with any compensation payments, but did receive tax gross-ups for the taxable amount of the expenses related to attendance at our annual sales reward trips in 2022 and 2021.

For a complete summary of perquisites received by the named executive officers in 2022, see the 2022 Summary Compensation Table elsewhere in this proxy statement.

TAX AND ACCOUNTING CONSIDERATIONS

Tax Considerations

Section 162(m) of the Internal Revenue Code ("Section 162(m)") places a limit of $1 million on the amount of compensation that we may deduct for federal income tax purposes in any one year with respect to certain "covered employees," including our chief executive officer, chief financial officer and three other most highly compensated executive officers, as well as any individual who was a covered employee for 2017 or any subsequent calendar year.

While the Talent, Culture and Compensation Committee may consider tax deductibility as one of several relevant factors in determining executive compensation, to maintain flexibility in compensating our named executive officers, the Talent, Culture and Compensation

Committee has not adopted a policy requiring all compensation to be deductible, and due to the current Section 162(m) limit, a majority of the amounts payable under our executive compensation arrangements will generally not be tax deductible.

Accounting Considerations

Base salary and annual incentive compensation are recorded as an expense for financial reporting purposes by Equinix over the period the services are rendered by the individual employees. In terms of long-term equity compensation, the fair value of RSU awards, determined as of their grant date, is amortized as an expense for financial reporting purposes over the awards' vesting period.

Talent, Culture and Compensation Committee Report

Equinix's Talent, Culture and Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management and, based on such review and discussions, the Talent, Culture and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and our Annual Report on Form 10-K.

The Talent, Culture and Compensation Committee:

Irving Lyons III, Chairperson
Nanci Caldwell
Sandra Rivera

Executive compensation tables and related information

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation awarded to, earned by, or paid to each individual who served as Equinix's "principal executive officer" or Equinix's "principal financial officer" during the fiscal year, and Equinix's three other most highly compensated executive officers for the fiscal year (collectively, our "named executive officers").

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Stock Awards[2][3] ($)	Non-Equity Incentive Plan Compensation[4]	All Other Compensation[5]	Total ($)
Charles Meyers Chief Executive Officer & President	2022	1,050,000	—	21,145,956	297	86,675[6]	22,282,928
	2021	1,050,000	—	22,150,441	256	47,496	23,248,193
	2020	1,048,654	—	24,748,074	605	38,935	25,836,268
Keith Taylor Chief Financial Officer	2022	680,000	—	8,607,310	1	34,517[7]	9,321,828
	2021	680,000	—	8,023,062	544	8,550	8,712,156
	2020	680,000	—	8,524,885	82	12,045	9,217,012
Scott Crenshaw[8] EVP and GM, Digital Services	2022	207,725	—	7,672,608	5	14,902	7,895,240
Brandi Galvin Morandi Chief Legal & Human Resources Officer	2022	620,000	—	6,299,165	428	16,575	6,936,168
	2021	619,308	—	6,133,554	417	5,948	6,759,227
	2020	598,385	—	5,835,919	299	5,970	6,440,573
Karl Strohmeyer Chief Customer & Revenue Officer	2022	635,000	—	8,464,342	589	10,558	9,110,489
	2021	635,000	—	7,558,726	581	8,550	8,202,857
	2020	634,058		7,312,971	132	8,800	7,955,961

(1) Reflects calendar year amount paid in 2022.

(2) Reflects the aggregate grant date fair value of stock awards granted to the named executive officer in the applicable fiscal year computed in accordance with FASB ASC Topic 718. For 2022, includes the following stock awards granted to our named executive officers: (a) performance-based stock awards tied to revenue, digital services revenue and AFFO/Share performance for fiscal 2022, for which the amounts in this column were determined assuming earning of 100% of the target grant date fair value, which was determined to be the probable outcome at the time of grant; the following amounts represent the value of these awards at the grant date of 02/23/2022 assuming the maximum level of 200% is achieved : $15,203,654 (Meyers), $6,081,327 (Taylor), $4,378,474 (Morandi) and $6,081,327 (Strohmeyer); (b) performance-based stock awards tied to relative Total Stockholder Return (TSR), for which the amounts in this column represent the grant date fair value estimated using Monte Carlo simulations of the variables over the three-year performance period for such awards; (c) service-based stock awards; and (d) performance-based bonus awards earned under the 2022 annual incentive plan and required to be paid in the form of fully vested RSUs, for which the amounts in this column represent a payout at 126% of the target bonus for each named executive officer (except for any fractional RSUs that were paid in cash, the dollar amount of which is shown in the "Non-Equity Incentive Plan Compensation" column) as described in footnote 4. For 2021 and 2020, includes performance-based stock awards tied to revenue and AFFO/Share performance for fiscal 2021 and 2020, respectively, for which the amounts in this column were determined assuming earning of 100% of the maximum grant date fair value, which was determined to be the probable outcome at the time of grant. See Note 13 of the notes to our consolidated financial statements in our Annual Report on Form 10-K filed with the SEC on Feb. 17, 2023, for a discussion of the assumptions made by Equinix in determining the values of our equity awards.

(3) Amounts for 2020 include Special Service-Based Awards awarded to named executive officers as disclosed in further detail in our 2021 proxy statement filed with the SEC on April 13, 2021.

(4) The 2022 annual incentive plan provided for payment of bonuses based on performance, and as in recent years, amounts earned by the named executive officers were required to be paid in fully vested stock (with any fractional RSUs being paid in cash), rather than payment of the entire bonus in cash. The portion of the bonus payable in the form of RSUs that was earned under the 2022 annual incentive plan is included in the "Stock Awards" column for 2022 and the cash amount paid in respect of fractional RSUs is included in the "Non-Equity Incentive Plan Compensation" column for 2022. On Feb. 14, 2023, the Talent, Culture and Compensation Committee determined that the bonuses under the 2022 annual incentive plan for the named executive officers would be paid at 126% of target based on actual performance in the following amounts: $1,575,000 (Meyers), $748,000 (Taylor), $199,948 (Crenshaw) (as prorated for his Aug. 2022 hire), $620,000 (Morandi) and $635,000 (Strohmeyer). The portion of these bonus amounts that was paid in fully vested RSUs is included in the "Stock Awards" column for 2023 (with the dollar value of any fractional RSUs that were paid in cash shown in the "Non-Equity Incentive Compensation" column). On Mar. 8, 2023, the following number of fully vested RSUs was issued to each named executive officer in payment of the 2022 bonus awards: 2,859 (Meyers), 1,358 (Taylor), 363 (Crenshaw), 1,125 (Morandi) and 1,152 (Strohmeyer) (as determined by dividing the applicable dollar value of the bonus award by the closing price of our common stock on the grant date of Mar. 8, 2023). The performance criteria and other terms of the 2022 annual incentive plan are discussed in greater detail in "Compensation Discussion and Analysis" in this proxy statement.

(5)   Amounts include matching contributions made by Equinix to the named executive officers' respective 401(k) plan accounts. All Equinix U.S. employees are eligible for our 401(k) plan matching program. For Mr. Meyers, Ms. Morandi, Mr. Taylor, and Mr. Strohmeyer, also includes tax reimbursements related to the 2021 annual sales reward trip taxable expenses. For Mr. Meyers and Mr. Taylor, also includes tax reimbursements related to the 2022 annual sales reward trip taxable expenses. For Mr. Crenshaw, Ms. Morandi, and Mr. Strohmeyer, the amount shown excludes all other personal benefits as their personal benefits totaled less than $10,000.

(6)   For Mr. Meyers in 2022 includes reimbursement for certain expenses totaling approximately $50,442, relating to travel to our headquarters in Redwood City, CA, pending his anticipated permanent relocation. Also includes benefits under the executive physical program and spousal travel to certain company-sponsored events.

(7)   For Mr. Taylor, includes use of the executive physical program, spousal travel to company-sponsored events, and use of the Equinix owned stadium suite for personal purposes.

(8)   Effective Aug. 1, 2022, Mr. Crenshaw was appointed to EVP and GM, Digital Services. On Aug. 1, 2022, Mr. Crenshaw received a one-time grant of 10,686 RSUs in connection with his commencement of employment.

Equinix has not entered into employment agreements with any of the named executive officers, other than at-will offer letters. Equinix has entered into severance agreements pursuant to which each named executive officer is entitled to cash severance upon certain terminations of employment, and our named executive officers are also entitled to equity vesting acceleration benefits in connection with certain terminations of employment and a change-in-control of Equinix, as well as if, in a change-in-control, the surviving corporation refuses to assume outstanding equity awards or replace them with comparable awards. See the section entitled "Potential Payments upon Termination or Change-in-Control" elsewhere in this proxy statement for detailed information.

Equinix does not have defined benefit pension plans or non-qualified deferred compensation plans for the named executive officers.

2022 GRANTS OF PLAN-BASED AWARDS

The table below sets forth each non-equity incentive plan award and equity award granted to Equinix's named executive officers during or in respect of fiscal year 2022 (with the exception of RSUs granted in payment of our 2021 annual incentive plan bonuses which were previously disclosed in the 2021 Grants of Plan-Based Awards table in our 2022 proxy statement).

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Target/Maximum[1] ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[1]	Grant Date Fair Value of Stock Awards[2] ($)
Charles Meyers	02/23/2022[3]	02/23/2022		—	11,277	22,553		7,602,164
	02/23/2022[4]	02/23/2022		1,128	5,638	11,277		3,957,425
	02/23/2022[5]	02/23/2022					11,277	7,602,164
	03/08/2023[6]	02/14/2023					2,859	1,984,203
Keith Taylor	02/23/2022[3]	02/23/2022		—	4,511	9,021		3,041,000
	02/23/2022[4]	02/23/2022		451	2,255	4,511		1,582,830
	02/23/2022[5]	02/23/2022					4,511	3,041,000
	03/08/2023[6]	02/14/2023					1,358	942,479
Scott Crenshaw	08/01/2022[7]	08/01/2022					10,686	7,420,679
	03/08/2023[6]	02/14/2023					363	251,929
Brandi Galvin Morandi	02/23/2022[3]	02/23/2022		—	3,248	6,495		2,189,574
	02/23/2022[4]	02/23/2022		325	1,624	3,248		1,139,918
	02/23/2022[5]	02/23/2022					3,247	2,188,900
	03/08/2023[6]	02/14/2023					1,125	780,773
Karl Strohmeyer	02/23/2022[3]	02/23/2022		—	4,511	9,021		3,041,000
	02/23/2022[4]	02/23/2022		451	2,255	4,511		1,582,830
	02/23/2022[5]	02/23/2022					4,511	3,041,000
	03/08/2023[6]	02/14/2023					1,152	799,511

(1) Our 2022 annual incentive plan provided for payment of bonuses based on the achievement by Equinix of the revenue and AFFO/Share goals in its 2022 operating plan, as adjusted by the Strategic Modifier, with amounts earned by the named executive officers to be paid in the form of fully vested RSUs and any fractional shares being paid in cash. Because each individual's target bonus is a specified percentage of base salary, the target bonus amount is based on the annual base salary in effect at the end of the year when bonuses are calculated. On Feb. 14, 2023, the Talent, Culture and Compensation Committee determined that the bonuses under the 2022 annual incentive plan for the named executive officers would be paid at 126% of target based on actual performance. For Mr. Meyers, Mr. Taylor, Mr. Crenshaw, Ms. Morandi and Mr. Strohmeyer, the amounts shown in the "All Other Stock Awards" column of this table include the number of RSUs that were granted on Mar. 8, 2023, with respect to the bonuses earned under our 2022 annual incentive plan (as determined by dividing the applicable dollar value of the bonus award by the closing price of our common stock on Mar. 8, 2023, of $694.02, rounded down to the nearest whole share). Additional information on the payment of the 2022 annual incentive plan bonuses is set out in footnote 4 to the Summary Compensation Table and footnote 6 to this table.

(2) The amounts in this column represent the aggregate grant date fair value of the equity awards calculated in accordance with FASB ASC Topic 718. See footnote 2 to the Summary Compensation Table. Also see Note 13 of the notes to our consolidated financial statements in our Annual Report on Form 10-K filed with the SEC on Feb. 17, 2023, for a discussion of the assumptions made by Equinix in determining the grant date fair values of our equity awards.

(3) These are performance-based RSUs eligible to be earned based on revenue, digital services revenue and AFFO/Share goals for fiscal 2022. None of these RSUs would be earned unless Equinix achieved greater than 95% of revenue and/or AFFO/Share goals for 2022, with the actual number of RSUs (ranging from the "threshold" to the "maximum" amounts in the table) based on the extent to which Equinix achieved the goals. The earned RSUs would then vest, subject to continued service as follows: 50% in Feb. 2023 and an additional 25% in each of Feb. 2024 and Feb. 2025. As further described in "Compensation Discussion and Analysis" above, in Feb. 2023, our Talent, Culture and Compensation Committee determined that the number of RSUs earned was at 127% of the target level, based on our achievement of our 2022 revenue, digital services revenue and AFFO/Share goals. These RSUs were granted under our 2020 Equity Incentive Plan.

(4) These are performance-based RSUs eligible to be earned based on relative TSR over a three-year period. The RSUs may be earned based on achievement of relative TSR for the three-year period from 2022 through 2024, as further described above in "Compensation Discussion and Analysis." The extent to which these RSUs are earned will be determined in early 2025, at which time they will vest to the extent earned. These RSUs were granted under our 2020 Equity Incentive Plan.

(5) These service-based RSUs vest over three years in equal annual installments on Jan. 15 (or next subsequent trading day) of each of 2023, 2024 and 2025. These RSUs were granted under our 2020 Equity Incentive Plan.

(6) Amounts in this row reflect the bonus awards payable in the form of fully vested RSUs granted under the 2022 annual incentive plan, as further explained in footnote 1 to this table and in footnote 4 to the Summary Compensation Table. The Grant Date of Mar. 8, 2023 shown is the date on which RSUs were granted to each named executive officer in payment of their 2022 bonus awards (with any fractional RSUs paid in cash), as approved by the Talent, Culture and Compensation Committee.

The Approval Date of Feb. 14, 2023 shown is the date on which the Talent, Culture and Compensation Committee determined that the bonuses under the 2022 annual incentive plan for the named executive officers would be paid at 126% of target. These RSUs were granted under our 2020 Equity Incentive Plan.

(7)   On Aug. 1, 2022, Mr. Crenshaw was awarded 10,686 service-based RSUs with 16.667% vesting on March 1, 2023 and an additional 16.667% to vest in equal installments every six months thereafter on each Sept. 1st, and Mar. 1st until fully vested subject to continued service.

OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

The following table sets forth information regarding all unvested stock awards held by each of our named executive officers as of Dec. 31, 2022. None of our named executive officers held outstanding stock options at Dec. 31, 2022.

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Charles Meyers	2,886[2]	1,990,041		
	6,399[3]	4,344,345		
	14,321[4]	9,548,469		
	3,810[5]	2,627,186		
	7,418[6]	5,036,154		
	11,277[7]	7,526,608		
	5,259[8]	3,626,343		
			11,129[9]	7,555,589
			11,277[10]	7,526,608
	661[11]	455,793		
Keith Taylor	1,001[2]	690,240		
	2,262[3]	1,535,694		
	5,728[4]	3,819,121		
	1,322[5]	911,585		
	2,623[6]	1,780,781		
	4,511[7]	3,010,777		
	1,825[8]	1,258,429		
			3,935[9]	2,671,511
			4,511[10]	3,010,777
	158[11]	108,949		
Scott Crenshaw	10,686[12]	7,065,904		
Brandi Galvin Morandi	669[2]	461,309		
	1,715[3]	1,164,311		
	4,124[4]	2,749,642		
	883[5]	608,873		
	1,988[6]	1,349,673		
	3,247[7]	2,167,145		
	1,220[8]	841,251		
			2,982[9]	2,024,510
			3,248[10]	2,167,813
	132[11]	91,021		
Karl Strohmeyer	862[2]	594,392		
	2,153[3]	1,461,693		
	5,728[4]	3,819,121		
	1,138[5]	784,708		
	2,496[6]	1,694,559		
	4,511[7]	3,010,777		
	1,571[8]	1,083,283		
			3,745[9]	2,542,518
			4,511[10]	3,010,777
	132[11]	91,021		

(1) Computed in accordance with SEC rules as the number of unvested units (which include accrued dividend equivalent units) multiplied by the closing price of Equinix's common stock on the last trading day at the end of the 2022 fiscal year, which was $655.03 on Dec. 30, 2022. The actual value realized by the officer will depend on whether the award vests and the future performance of Equinix's common stock.

(2) These performance-based units were granted in fiscal 2020 and were eligible to be earned depending on whether and to what extent Equinix achieved both its 2020 revenue and AFFO/Share goals. These share numbers reflect the maximum amount actually earned for performance during fiscal 2020, as determined in Feb. 2021, with 50% of the RSUs vesting in Feb. 2021 and 25% of the RSUs vesting in each of Feb. 2022 and Feb. 2023.

(3) These performance-based units were granted in fiscal 2021 and were eligible to be earned depending on whether and to what extent Equinix achieved both its 2021 revenue and AFFO/Share goals. These share numbers reflect the maximum amount

actually earned for performance during fiscal 2021, as determined in Feb. 2022, with 50% of the RSUs vesting in Feb. 2022 and 25% of the RSUs vesting in each of Feb. 2023 and Feb. 2024.

(4) These performance-based units were granted in fiscal 2022 and were eligible to be earned depending on whether and to what extent Equinix achieved its 2022 revenue, digital services revenue, and AFFO/Share goals. These share numbers reflect the maximum amount actually earned for performance during fiscal 2022, as determined in Feb. 2023, with 50% of the RSUs vesting in Feb. 2023 and 25% of the RSUs vesting in each of Feb. 2024 and Feb. 2025.

(5) These service-based units were granted in fiscal 2020 and vest, subject to continuous service throughout the vesting period, in three equal annual installments on Jan. 15 of each of 2021, 2022 and 2023.

(6) These service-based units were granted in fiscal 2021 and vest, subject to continuous service throughout the vesting period, in three equal annual installments on Jan. 15 of each of 2022, 2023 and 2024.

(7) These service-based units were granted in fiscal 2022 and vest, subject to continuous service throughout the vesting period, in three equal annual installments on Jan. 15 of each of 2023, 2024 and 2025.

(8) These performance-based units were granted in fiscal 2020 and were eligible to be earned depending on meeting a relative TSR goal for the three-year period ending Dec. 31, 2022. The share numbers in this table represent the number of units that were earned based on actual TSR performance for this period which reflects a payout at 92.02% of the target level as determinedby our Talent, Culture and Compensation Committee. The units vested on Jan. 17, 2023.

(9) These performance-based units were granted in fiscal 2021 and were eligible to be earned depending on meeting a relative TSR goal for the three-year period ending Dec. 31, 2023. The share numbers in this table represent the maximum potential payout. The units, to the extent earned, will vest in early 2024 upon determination by our Talent, Culture and Compensation Committee.

(10) These performance-based units were granted in fiscal 2022 and were eligible to be earned depending on meeting a relative TSR goal for the three-year period ending Dec. 31, 2024. The share numbers in this table represent the maximum potential payout. The units, to the extent earned, will vest in early 2025 upon determination by our Talent, Culture and Compensation Committee.

(11) These service-based units were granted in fiscal 2020 and vest, subject to continuous service throughout the vesting period, in six equal semiannual installments on Mar. 1 and Sept. 1 of each of 2021, 2022 and 2023.

(12) These service-based units were granted in fiscal 2022 and vest, subject to continuous service throughout the vesting period, in six equal semiannual installments on Mar. 1 and Sept. 1 of each of 2023, 2024 and 2025.

2022 OPTION EXERCISES AND STOCK VESTED

The following table shows the number of RSUs that vested during fiscal year 2022 including the fully vested RSUs issued in payment of the 2021 annual incentive plan awards. None of our named executive officers acquired shares upon exercise of options during fiscal year 2022.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Charles Meyers	38,003	28,262,736
Keith Taylor	14,947	11,137,415
Scott Crenshaw	0	0
Brandi Galvin Morandi	11,541	8,611,513
Karl Strohmeyer	14,625	10,942,567

(1)   Value realized is based on the fair market value of our common stock on the vesting date, multiplied by the number of shares or units vested, along with any accrued dividend equivalents, and does not necessarily reflect proceeds actually received by the named executive officer.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Severance Agreements

We have entered into severance agreements with each of our named executive officers. Under their severance agreements, Messrs. Meyers and Taylor and Ms. Morandi are entitled to benefits if Equinix terminates their employment for any reason other than cause or if they voluntarily resign for good reason. To receive severance benefits following a change-in-control, Messrs. Meyers and Taylor and Ms. Morandi may not resign for good reason for a four-month period. This "stay-put" clause was requested by the Talent, Culture and Compensation Committee to ensure that the named executive officers stay to assist with any transition after a change-in-control. The severance agreements with our other named executive officers also contain stay-put clauses. The other named executive officers are entitled to severance benefits only if Equinix terminates their employment for any reason other than cause within 12 months after a change-in-control or if they resign for good reason during the period beginning four months after a change-in-control and ending 12 months after a change-in-control.

In the event of a termination by Equinix without cause or resignation for good reason, in either case, absent a change-in-control, the severance agreements for Messrs. Meyers and Taylor and Ms. Morandi provide for the following benefits if the officer signs a general release of claims:

•   A lump sum severance payment equal to 100% of the officer's annual base salary and target bonus (at the annual rate in effect immediately prior to the actions that resulted in the qualifying termination).

•   If the officer elects to continue health insurance coverage under COBRA, then Equinix will pay the

officer's monthly premium under COBRA for up to the 12-month period following cessation of the officer's employment.

Under the severance agreements for all named executive officers, if (i) a change-in-control of Equinix occurs and (ii) the officer incurs either an involuntary termination without cause at any time within 12 months following the change-in-control or a resignation for good reason at any time between the date that is four months following the change-in-control and the date that is 12 months following the change-in-control, provided that any such resignation occurs within 18 months following the initial existence of the event constituting good reason, then the officer will receive the following benefits if the officer signs a general release of claims:

•   A lump sum severance payment equal to 200% of the officer's annual base salary and target bonus (at the annual rate in effect immediately prior to the actions that resulted in the qualifying termination).

•   If the officer elects to continue health insurance coverage under COBRA, then Equinix will pay the officer's monthly premium under COBRA for up to the 24-month period following cessation of the officer's employment.

In addition, for qualifying terminations following a change-in-control, the named executive officers may be eligible for accelerated vesting of equity awards as described below under "Equity Vesting Acceleration."

The severance agreements also contain non-solicitation, non-competition (during employment with Equinix), cooperation and non-disparagement covenants.

In Mar. 2023, our Talent, Culture and Compensation Committee formally resolved to adhere to a practice of limiting any cash severance benefits as a multiple of an executive officer's annual base salary plus target bonus. As a result, we will not enter into any new employment agreement, severance agreement or similar arrangement (or any related amendment or renewal) with any of our executive officers, or establish any new severance plan or policy covering any of our executive officers, that, in each case, provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target bonus, without seeking stockholder approval of such agreement, plan, policy or arrangement.

The severance agreements with Messrs. Meyers, Taylor and Strohmeyer and Ms. Morandi were entered into with the named executive officers in Oct. 2019 and had a 3-year term ending in Oct. 2022. The severance agreement with Mr. Crenshaw was entered into in Aug. 2022 with a 3-year term ending in Aug. 2025. The severance agreements are subject to automatic renewal for additional 3-year periods unless either party gives at least 6 months' advance notice of nonrenewal. None of the named executive officers who entered into severance agreements in Oct. 2019 provided such notice in 2022, and therefore such severance agreements will remain in place until Oct. 2025 when the same terms of automatic renewal will apply. None of the severance agreements provide for tax gross-ups.

The following definitions are used in the severance agreements with our named executive officers:

- In the case of Messrs. Meyers and Taylor and Ms. Morandi, "good reason" for purposes of their severance agreements means:

    - a material diminution in the officer's authority, duties or responsibilities;

    - a material reduction in the officer's level of compensation (including base salary and target bonus) other than pursuant to a company-wide reduction of compensation where the reduction applicable to the officer is substantially equal, on a percentage basis, to the reduction of the other executive officers; or

    - a relocation of the officer's place of employment by more than 30 miles without the officer's consent.

- In the case of the other named executive officers, "good reason" for purposes of their severance agreements means:

    - a material diminution in the officer's authority, duties or responsibilities, provided, however, if by virtue of Equinix being acquired and made a division or business unit of a larger entity following a change-in-control, the officer retains substantially similar authority, duties or responsibilities for such division or business unit of the acquiring corporation, but not for the entire acquiring corporation, such reduction in authority, duties or responsibilities shall not constitute good reason;

    - a 10% or greater reduction in the officer's average level of compensation over the prior three calendar years, determined based on average of annual total direct compensation (meaning total target cash compensation (annual base salary plus target annual cash incentives)) for the prior three calendar years; or

    - a relocation of the officer's place of employment by more than 30 miles without the officer's consent.

- "Cause" for purposes of the severance agreements with all named executive officers means the officer's unauthorized use or disclosure of trade secrets which causes material harm to Equinix, the officer's conviction of, or a plea of "guilty" or "no contest" to a felony or the officer's gross misconduct.

- The definition of "change-in-control" in the severance agreements with our named executive officers is the same definition as in our 2020 Equity Incentive Plan, described below.

The following table estimates the amount of compensation and benefits payable to each of our named executive officers under the severance agreements described above as if their employment terminated upon a qualifying termination on Dec. 31, 2022, the last business day of the last fiscal year.

Name	Involuntary Termination Absent Change-In-Control[1]				Involuntary Termination Following Change-In-Control[2]			
	Base Salary Severance[3] ($)	Bonus Severance[3] ($)	COBRA Premiums[4]	Total ($)	Base Salary Severance[3] ($)	Bonus Severance[3] ($)	COBRA Premiums[5] ($)	Total ($)
Charles Meyers	1,050,000	1,575,000	49,093	2,674,093	2,100,000	3,150,000	98,186	5,348,186
Keith Taylor	680,000	748,000	26,257	1,454,257	1,360,000	1,496,000	52,514	2,908,514
Scott Crenshaw	—	—	—	—	1,060,000	954,000	95,072	2,109,072
Brandi Galvin Morandi	620,000	620,000	24,700	1,264,700	1,240,000	1,240,000	49,400	2,529,400
Karl Strohmeyer	—	—	—	—	1,270,000	1,270,000	98,186	2,638,186

(1) Assumes a qualifying voluntary resignation for good reason or involuntary termination of employment for any reason other than cause, in either case, absent a change-in-control of Equinix.

(2) Assumes a change-in-control of Equinix followed by a qualifying voluntary resignation for good reason or involuntary termination of employment for any reason other than cause. Excludes accelerated vesting for a qualifying termination following a change-in-control under our equity award documents, as described below.

(3) The amounts in these columns are based on the officer's 2022 base salary at the rate in effect at year-end.

(4) The amounts in this column represent the cost of the executive's monthly health care premium under COBRA for a 12-month period.

(5) The amounts in this column represent the cost of the executive's monthly health care premium under COBRA for a 24-month period.

Equity Vesting Acceleration

Pursuant to the 2020 Equity Incentive Plan, upon a change-in-control of Equinix, if the surviving corporation refuses to assume outstanding equity awards or replace them with comparable awards, each equity award will become fully vested. All RSU awards granted to our named executive officers are also subject to double-trigger accelerated vesting in connection with a change-in-control of Equinix, pursuant to which, if equity awards are assumed, named executive officers' awards have the following provisions:

- If the named executive officer's employment is terminated without cause within 12 months after a change-in-control or in the event of a voluntary resignation for good reason during the period beginning four months after a change-in-control and ending 12 months after a change-in-control, provided that any such voluntary resignation occurs within 18 months following the initial existence of the event constituting good reason, then RSU awards will vest as to 100% of the target number of outstanding unvested portion of the RSU awards, including any dividend equivalents.

- In the event of a change-in-control before the end of the performance period of the RSU awards based on financial performance, each such award shall no longer be dependent on achievement of the financial performance goals, but shall instead convert to a service-based award with 50% of the target number of RSUs under the award vesting on Feb. 15 of the following year and 25% vesting on each Feb. 15 thereafter.

- Our performance-based RSUs dependent on TSR performance will be deemed to be earned at the change-in-control based on performance for a

shortened period ending before the change-in-control, but subject to service-based vesting through the end of the original performance period.

- RSU awards granted to our employees, including our named executive officers, shall vest as to the next unvested tranche of the award in the event of the death of the individual as a benefit to his or her estate; provided, however, in the case of performance RSUs, that the RSUs have been earned based on actual performance results, as certified by the Board or a committee thereof.

The following definitions apply to our named executive officers' equity awards:

- a "change-in-control" includes:

  - a merger of Equinix after which our stockholders own less than 50% of the surviving corporation or its parent company;

  - a sale of all or substantially all of our assets;

  - a proxy contest that results in the replacement of more than half of our directors over a 24-month period; or

  - an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to Equinix, such as a holding company owned by our stockholders.

The definitions of "cause" and "good reason" for purposes of the RSUs are generally the same as in the severance agreements described above.

The following table estimates the value of the potential vesting acceleration of equity awards for each named executive officer in connection with a change-in-control of Equinix or qualifying termination of employment following a change-in-control. We have assumed for this purpose that both the change-in-control and termination of employment occurred on Dec. 31, 2022, the last business day of our last fiscal year.

Name	Vesting Upon Involuntary Termination Following a CIC[(1)(2)] ($)	Vesting if Equity Awards Not Assumed or Substituted Following a CIC[(1)(2)] ($)
Charles Meyers	48,758,468	48,758,468
Keith Taylor	18,259,616	18,259,616
Scott Crenshaw	6,999,651	6,999,651
Brandi Galvin Morandi	13,236,846	13,236,846
Karl Strohmeyer	17,585,590	17,585,590

(1)   "CIC" means a change-in-control of Equinix.

(2)   The value was calculated by multiplying the number of unvested awards as of Dec. 30, 2022, by $655.03, which was the closing price of Equinix's common stock on Dec. 30, 2022, the last trading day of the year. For awards subject to meeting revenue, digital services revenue and AFFO/Share performance criteria for the year ended Dec. 31, 2022, the calculation of the unvested portion reflects the actual performance for such year at 127% of the target level. For awards subject to meeting a relative TSR goal for the three-year period ending Dec. 31, 2022, assumes the actual performance for such award at 92% of the target award. For awards subject to meeting relative TSR goals for the three-year periods ending Dec. 31, 2023, and Dec. 31, 2024, assumes the maximum amount would have been earned based on a shortened performance period ending Dec. 31, 2022, if a change-in-control had occurred at such time.

Compensation policies and practices risk assessment

We conducted a risk assessment of our compensation programs and presented the results to our Talent, Culture and Compensation Committee. The Talent, Culture and Compensation Committee considered the findings of the assessment and agreed with management's conclusion that our compensation programs do not create excessive or inappropriate risks for Equinix. Our assessment involved a review of our material compensation arrangements, policies and practices for the purpose of identifying inherent risks and program features that mitigate or eliminate those risks. Factors that support this conclusion include the following:

- Overall mix of short- and long-term incentives, as well as a mix of fixed and variable compensation.

- Base pay is fixed, and we consider the overall range of the market data, as well as the alignment of the position in the overall market to the actual role and responsibilities, when setting base pay for all employees. Our competitive base pay supports our goal of attracting and retaining employees while still representing an efficient use of our resources. We conduct an annual market analysis and alignment of base pay levels to help meet this objective. Individual performance is also considered in setting base pay.

- Short-term incentive compensation is earned under our annual incentive plan, which in 2023 will be funded based upon our performance against equally weighted revenue and AFFO/Share targets. Equinix has also included the Strategic Modifier in the 2023 plan for leaders at the VP level and above, including executive officers. Such Strategic Modifier is based on (1) revenue in our digital services business and (2) progress towards ESG objectives across the areas of renewable energy coverage, energy efficiency, climate strategy, water usage and increasing racial and gender diversity in our workforce. Equinix believes the Strategic Modifier supports and aligns executive compensation with key Equinix priorities. For 2023, short-term incentive compensation paid to our executives will be earned in the form of fully vested RSUs. We mitigate the risk of manipulation of financial results through a combination of our internal controls and plan design, including a cap on bonus payouts and the fact that actual payouts can be modified for individual performance. In addition, for our executives, short-term incentive compensation represents a modest portion of total compensation.

- Long-term incentive compensation consists of RSUs. For non-executives, RSUs are granted with service-based vesting. For executives, RSUs are granted with both performance- and service-based vesting elements. These awards comprise the greatest portion of total compensation for our executives. Individual performance is considered in sizing the awards, and award sizes are capped. For 2023, the performance elements for 40 percent of an executive's annual RSU grant at target consist of revenue, AFFO/Share achievement and digital services revenue targets. Our use of both revenue and profit metrics helps ensure that executives are motivated to meet revenue targets while keeping costs contained. The risk of manipulation of financial results is also mitigated by our internal controls. If the targets are met, the awards continue to vest over two years, offsetting the risk of short-term decision-making. The performance element for 20 percent of the RSUs at target consists of TSR achievement over a three-year period. If the three-year target is met, the awards vest fully, offsetting the risk of short-term decision-making and aligning the interests of executives with stockholders. The remaining forty percent of the RSUs at target vest based on service only to align Equinix's executive compensation program more closely to market practice.

- In 2012, the Nominating and Governance Committee approved stock ownership guidelines for our chief executive officer and direct reports. The target ownership level for our chief executive officer is three times annual salary; for all others the target ownership level is one time their respective annual salary.

- In 2016, the Talent, Culture and Compensation Committee adopted a policy on recoupment

of incentive compensation which applies to our executive officers (as defined by Section 16 of the Exchange Act). We intend to amend this policy to comply with the new Rule 10D-1 of the Exchange Act, entitled "Listing Standards for Recovery of Erroneously Awarded Compensation" and NASDAQ's listing standard in response thereto.

- We have a policy prohibiting all employees, including the named executive officers and members of the Board, from engaging in transactions involving options on Equinix's securities, such as puts, calls and other derivative securities, whether on an exchange or in any other market, or in hedging transactions, such as collars and forward sale contracts.

- Our executives and members of the Board are prohibited from holding Equinix securities in a margin account or pledging Equinix securities as collateral for a loan, absent an exception granted by the Talent, Culture and Compensation Committee on a case-by-case basis.

- The Talent, Culture and Compensation Committee, comprised solely of independent members of the Board, approves all compensation for executives in its discretion. The Talent, Culture and Compensation Committee is advised by an independent consultant.

Talent, Culture and Compensation Committee interlocks and insider participation

During the 2022 fiscal year, none of the members of the Talent, Culture and Compensation Committee was an officer or employee of Equinix nor did any executive officer of Equinix serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or Talent, Culture and Compensation Committee of Equinix.

Equity compensation plan information

The following table provides information as of Dec. 31, 2022, with respect to shares of our common stock issuable under our existing equity compensation plan:

	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in Column A
Equity compensation plans approved by security holders	1,445,692[(1)]	$0.0000[(2)]	5,710,223[(3)]
Equity compensation plans not approved by security holders	—	—	—
Total	1,445,692	$0.0000	5,710,223

(1)   Unissued shares subject to outstanding RSUs.

(2)   The weighted-average exercise price takes into account 1,445,692 shares under our approved plan issuable upon vesting of outstanding RSUs which have no exercise price.

(3)   Includes 2,497,134 shares available for future issuance under the 2004 Employee Stock Purchase Plan.

CEO to median employee pay ratio

Our CEO to Median Employee pay ratio is approximately 183:1 and was calculated in accordance with Item 402(u) of Regulation S-K. We believe this ratio to be a reasonable estimate, based upon the assumptions and adjustments described below.

We identified the employee with compensation at the median of the annual total compensation of all of our employees (the "Median Employee") by examining the calendar year total cash compensation between Jan. 1, 2022 and Dec. 31, 2022 (using Dec. 31, 2022 as the "Median Employee Determination Date"), including salary or wages plus overtime and any cash incentive compensation paid during 2022, for generally all individuals, excluding our chief executive officer, who were employed by us (including our consolidated subsidiaries) on the Median Employee Determination Date, whether employed on a full-time, part-time, seasonal or temporary basis, subject to the application of the "de minimis exemption" as described below.

For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using FX rates in effect on Dec. 31, 2022.

For employees on a leave of absence, we calculated compensation on an annualized basis. For employees hired between Jan. 1, 2022, and the Median Employee Determination Date, we calculated their salary or wages as if they had been employed for the entire measurement period.

The de minimis exemption allows us to exclude up to 5% of our total employees who are non-U.S. employees.

Our total number of employees, including U.S. and non-U.S. employees, and including employees hired through a business combination or acquisition, was 12,178 on the Median Employee Determination Date, and we used this number to calculate the maximum number of employees excludable under the de minimis exemption. Accordingly, in identifying the Median Employee, we used the de minimis exemption to exclude the following approximate numbers of employees who are employed in the following countries: Bulgaria (21 employees), Chile (112 employees), China (136 employees), Colombia (33 employees), Italy (80 employees), Mexico (82 employees), Oman (12 employees), Peru (14 employees), Philippines (16 employees), Portugal (17 employees), South Korea (32 employees) and Turkey (29 employees).

After identifying the Median Employee based on the methodology above, we calculated annual total compensation for such Median Employee using the same methodology we use to calculate the amount reported for our named executive officers in the "Total" column of the 2022 Summary Compensation Table, set forth elsewhere in this proxy statement.

As disclosed in the 2022 Summary Compensation Table, the annual total compensation for fiscal year 2022 for our chief executive officer was $22,282,928. The annual total compensation for the Median Employee for fiscal year 2022 was $121,753. The resulting ratio of our chief executive officer annual total compensation to the annual total compensation of our Median Employee for fiscal year 2022 is approximately 183:1.

Pay versus performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance measures of Equinix.

PAY VERSUS PERFORMANCE TABLE

Year	Summary Compensation Table Total for CEO[1]	Compensation Actually Paid to CEO[2]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers[3]	Average Compensation Actually Paid to Non-CEO Named Executive Officers[4]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]	Net Income (millions)[7]	AFFO/Share (non-GAAP)[8]	Supplemental Financial Performance Measure: Revenue[9]
2022	$22,282,928	$12,613,714	$8,315,931	$ 5,927,330	$124.22	$109.93	$704,577	$29.55	$7,263
2021	$23,248,193	$33,570,911	$6,991,224	$10,013,447	$149.41	$133.19	$500,191	$27.11	$6,636
2020	$25,836,268	$33,284,734	$7,522,729	$10,302,386	$117.84	$ 93.91	$369,777	$24.76	$5,999

(1)   The dollar amounts reported in this column are the amounts of total compensation reported for Mr. Meyers who served as our chief executive officer and president for each corresponding year in the "Total" column of the Summary Compensation Table ("SCT"). For additional information, please refer to the section of this Proxy Statement titled "Executive compensation tables and related information—Summary Compensation Table."

(2)   The dollar amounts reported in this column represent the amount of "compensation actually paid" to Mr. Meyers, as computed in accordance with Item 402(v) of Regulation S-K. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Meyers' total compensation as reported in the SCT for each year to determine the compensation actually paid to Mr. Meyers:

Year	SCT Total for CEO	Value of Equity Awards Reported in SCT[a]	Equity Award Adjustments[b]	Compensation Actually Paid to CEO[c]
2022	$22,282,928	$21,145,956	$11,476,742	$12,613,714
2021	$23,248,193	$22,150,441	$32,473,159	$33,570,911
2020	$25,836,268	$24,748,074	$32,196,540	$33,284,734

(a)   The amounts shown in this column reflect the total grant date fair value of equity awards granted to Mr. Meyers for the applicable year reported in the "Stock Awards" column of the SCT.

(b)   The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) for any awards granted in the applicable year that are outstanding and unvested as of the end of the year, the year-end fair value of those awards; (ii) for any awards granted in prior years that are outstanding and unvested as of the end of the applicable year, the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of those awards; (iii) for any awards that were granted and became vested in the same applicable year, the fair value of those awards as of the vesting date; (iv) for any awards granted in prior years that vested in the applicable year, the amount equal to the change in fair value of those awards as of the vesting date (from the end of the prior fiscal year); (v) for any awards granted in prior years that failed to meet the applicable vesting conditions during the applicable year by being below target shares granted, a deduction for the amount equal to the fair value of those awards as of the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on equity awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed as of the grant date of the equity awards. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year-End Fair Value of Outstanding and Unvested Equity Awards Granted in the Applicable Year	Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Applicable Year	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Applicable Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Applicable Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	$22,020,915	($7,279,443)	—	($4,036,337)	—	$771,607	$11,476,742
2021	$26,697,460	$5,050,791	—	($ 178,945)	—	$903,852	$32,473,159
2020	$25,440,598	$4,828,550	$522,848	$ 780,791	—	$623,754	$32,196,540

(c) The amount shown for each applicable year is calculated as (i) the amount shown in the "SCT Total for CEO" column, less (ii) the amount shown in the "Value of Equity Awards Reported in SCT" column, plus or minus (iii) the amount shown in the "Equity Awards Adjustments" column.

(3) The dollar amounts reported in this column represent the average of the amounts of total compensation reported for our named executive officers as a group (excluding Mr. Meyers) (the "Non-CEO Named Executive Officers") for each corresponding year in the "Total" column of the SCT in each applicable year. The names of each of the Non-CEO Named Executive Officers included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Keith Taylor, Scott Crenshaw, Brandi Galvin Morandi, and Karl Strohmeyer, (ii) for 2021, Keith Taylor, Sara Baack, Mike Campbell, Brandi Galvin Morandi and Karl Strohmeyer, and (iii) for 2020, Keith Taylor, Sara Baack, Brandi Galvin Morandi and Karl Strohmeyer.

(4) The dollar amounts reported in this column represent the average amount of "compensation actually paid" to the Non-CEO Named Executive Officers as a group, as computed in accordance with Item 402(v) of Regulation S-K. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the average total compensation for the Non-CEO Named Executive Officers as a group based on the SCT for each year to determine the compensation actually paid, using the same methodology described above in footnote 2 but as applied to the Non-CEO Named Executive Officers as a group:

Year	Average SCT Total for Non-CEO Named Executive Officers	Average Value of Equity Awards Reported in SCT	Average Equity Award Adjustments(a)	Average Compensation Actually Paid to Non-CEO Named Executive Officers
2022	$8,315,931	$7,760,856	$5,372,255	$ 5,927,330
2021	$6,991,224	$6,389,618	$9,411,841	$10,013,447
2020	$7,522,729	$6,911,006	$9,690,663	$10,302,386

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year-End Fair Value of Outstanding and Unvested Equity Awards Granted in the Applicable Year	Year-over-Year Average Change in Fair Value of Outstanding and Unvested Equity Awards Granted in the Applicable Year	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Applicable Year	Year-over-Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Applicable Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Applicable Year	Average Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2022	$7,871,911	($1,672,389)	—	($1,036,970)	—	$209,703	$5,372,255
2021	$7,672,979	$1,598,103	—	($ 124,870)	—	$265,629	$9,411,841
2020	$7,114,378	$1,997,780	$110,177	$ 249,549	—	$218,779	$9,690,663

(5) Total Shareholder Return is calculated on a cumulative basis by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end and the beginning of the measurement period by our share price at the beginning of the measurement period.

(6) Peer Group Total Shareholder Return represents the weighted peer group total shareholder return, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: FTSE NAREIT All REITs Index.

(7) The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(8) Equinix uses Funds from Operations ("FFO") and Adjusted Funds from Operations ("AFFO"), which are non-GAAP financial measures commonly used in the real estate investment trust ("REIT") industry. FFO is calculated in accordance with the standards established by the National Association of Real Estate Investment Trusts. FFO represents net income (loss), excluding gain (loss) from the disposition of real estate assets, depreciation and amortization on real estate assets and adjustments for unconsolidated joint ventures and non-controlling interests' share of these items. In presenting AFFO, we exclude certain items that we believe are not good indicators of our current or future operating performance. AFFO represents FFO excluding depreciation and amortization expense on non-real estate assets, accretion, stock-based compensation, restructuring charges, impairment charges, transaction costs, an installation revenue adjustment, a straight-line rent expense adjustment, a contract cost adjustment, amortization of deferred financing costs and debt discounts and premiums, gain (loss) on debt extinguishment, an income tax expense adjustment, recurring capital expenditures, net income (loss) from discontinued operations, net of tax, and adjustments from FFO to AFFO for unconsolidated joint ventures' and noncontrolling interests' share of these items. For additional definitions of non-GAAP terms and a detailed reconciliation between non-GAAP financial results and the corresponding GAAP measures, please refer to pages 62-66 of Equinix's Annual Report on Form 10-K filed with the SEC on February 17, 2023.

(9) The dollar amounts reported represent the amount of revenue reflected in our audited financial statements for the applicable year.

FINANCIAL PERFORMANCE MEASURES TABULAR LIST

The three items listed below represent the most important metrics we used to determine compensation actually paid for 2022 as further described in "Compensation discussion and analysis" herein:

- AFFO/Share

- Revenue

- Total Shareholder Return

DESCRIPTION OF RELATIONSHIPS BETWEEN MEASURES IN PAY VERSUS PERFORMANCE TABLE

The "compensation actually paid," as required by Item 402(v) of Regulation S-K, reflects adjustments to the fair value of unvested and vested equity awards during the years shown in the Pay Versus Performance Table based on year-end stock prices, various accounting valuation assumptions, and projected performance modifiers, but does not reflect actual amounts earned by or paid to our chief executive officer or other named executive officers during the applicable year. Compensation actually paid generally fluctuates due to stock price performance and varying levels of projected and actual achievement of performance goals. For a discussion of how our Talent, Culture and Compensation Committee assessed "pay-for-performance" and how our executive compensation program is designed to link executive compensation with the achievement of our financial and strategic objectives as well as stockholder value creation each year, see "Compensation Discussion and Analysis" in this proxy statement and in the proxy statements for 2020 and 2021.

Below are graphs showing the relationship of our TSR compared to the TSR of our peer group, the FTSE NAREIT All REITs Index, as well as the relationship of the "compensation actually paid" to our chief executive officer and other named executive officers in 2020, 2021 and 2022 to (1) the TSR of our common stock, (2) our net income, (3) our AFFO/Share and (4) our revenue.

TSR: EQUINIX VERSUS FTSE NAREIT ALL REITS INDEX

As shown in the chart below, our 3-year cumulative TSR exceeds the TSR for companies included in our peer group index, primarily due to our stock performance during this period.



COMPENSATION ACTUALLY PAID VERSUS TSR

As shown in the chart below, the CEO and other named executive officers' compensation actually paid amounts are generally aligned with our TSR.



COMPENSATION ACTUALLY PAID VERSUS NET INCOME

The chart below shows the relationship between the CEO and other named executive officers' compensation actually paid and net income.



COMPENSATION ACTUALLY PAID VERSUS COMPANY-SELECTED MEASURE ("CSM")

The chart below compares the CEO and other named executive officers' compensation actually paid to AFFO/Share (non-GAAP), which is our CSM.



SUPPLEMENTAL: COMPENSATION ACTUALLY PAID VERSUS REVENUE

The chart below compares the CEO and other named executive officers' compensation actually paid to our supplemental financial measure, revenue.



Audit

Proposal 4—Ratification of independent registered public accountants

Equinix is asking the stockholders to ratify the appointment of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as Equinix's independent registered public accounting firm for the fiscal year ending Dec. 31, 2022. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting will be required to ratify the selection of PricewaterhouseCoopers.

If the stockholders fail to ratify the selection, the Board will reconsider whether or not to retain that firm.

Even if the selection is ratified, the Board in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Equinix and its stockholders.

PricewaterhouseCoopers has audited Equinix's financial statements since 2000. Its representatives are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Aggregate fees for professional services rendered for Equinix by PricewaterhouseCoopers for the years ended Dec. 31, 2022, and 2021 were:

	Dec. 31, 2022 ($)	Dec. 31, 2021 ($)
Audit	10,300,000	9,310,000
Audit related	560,000	80,000
Tax	30,000	95,000
Other	9,000	8,000
Total	10,899,000	9,493,000

Audit fees for the years ended Dec. 31, 2022, and 2021 were for professional services rendered for the audits and reviews of the consolidated financial statements of Equinix and the financial statements of certain of its subsidiaries, including the impact of Equinix's acquisitions, as well as accounting services related to public financings and review of documents filed with the SEC during both years.

The **Audit-related fees** for the years ended Dec. 31, 2022, and 2021 were for implementation assessment services in connection with the fiscal year 2022 implementation of Equinix's new Oracle Cloud Enterprise Resource Planning ("ERP") and Enterprise

Resource Planning ("EPM") systems and for attest procedures in connection with an Outsource Service Provider audit in 2022 and in connection with the allocation of proceeds related to green bond offerings in both years.

The **Tax fees** for the years ended Dec. 31, 2022, and 2021 were for professional services rendered to meet certain tax-related regulatory requirements.

The **Other fees** for the years ended Dec. 31, 2022, and 2021 were for licensed software tools used for financial reporting in both years.

 **The Board unanimously recommends a vote FOR proposal 4.**

Report of the Audit Committee of the Board of Directors

While Equinix's management has primary responsibility for preparing Equinix's financial statements and maintaining Equinix's financial reporting process, the Audit Committee serves as the representative of the Board for general oversight of Equinix's financial accounting and reporting process, system of internal control, audit process, process for monitoring compliance with laws and regulations, and Equinix's Code of Ethics for Chief Executive Officer and Senior Financial Officers. The Audit Committee also provides counsel to management and the independent registered public accounting firm, PricewaterhouseCoopers, on the basis of the information it receives, discussions with management and the independent registered public accounting firm, and the experience of the Audit Committee's members in business, financial and accounting matters.

The Audit Committee annually appoints an independent registered public accounting firm to express an opinion on the financial statements and on Equinix's internal control over financial reporting based on an integrated audit.

Additionally, on a quarterly basis, the Audit Committee reviews with management and the independent registered public accounting firm Equinix's audited financial statements or unaudited interim financial statements and the related earnings announcement before their public release, and receives updates on, among other things, accounting policy and estimate changes, implementation of new accounting standards, significant or unusual accounting transactions and significant estimates.

The Audit Committee also oversees the responsibilities, budget, staffing and effectiveness of Equinix's internal audit function, called Business Assurance Services ("BAS"), and the head of BAS reports directly to the Audit Committee.

While the Nominating and Governance Committee has primary responsibility for risk oversight at the Board level, the Audit Committee also plays a role in overseeing Equinix's exposure to risk as described in "Board Risk Oversight" elsewhere in this proxy statement.

The Audit Committee has the opportunity to meet in a private session every meeting with each of (i) the independent registered public accounting firm, (ii) Equinix's head of BAS and (iii) management.

From Jan. 2022 through June 2022, the Audit Committee consisted of Messrs. Lyons, Hromadko and Paisley. In June 2022 and Jan. 2023, each of Ms. Russo and Mr. Olinger joined the Audit Committee, respectively. Mr. Lyons resigned from the Audit Committee in Jan. 2023.

Mr. Paisley is the Audit Committee's chairperson and both Mr. Paisley and Mr. Olinger are considered financial experts. The Audit Committee held ten meetings during the last fiscal year.

In this context, the Audit Committee hereby reports as follows:

a) The Audit Committee has reviewed and discussed the audited financial statements with Equinix's management and the independent registered public accounting firm.

b) The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 16, as adopted by the Public Company Accounting Oversight Board.

c) The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board. The letter concerns the independent auditors' communications with the Audit Committee about the registered accounting firm's independence, which the committee has discussed with the firm.

Based on the Audit Committee's discussion with management and the independent registered public accounting firm and the Audit Committee's review of the representations of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee approved the audited financial statements and recommended that the audited financial statements be included in Equinix's Annual Report on Form 10-K, for the fiscal year ended Dec. 31, 2022, for filing with the SEC. The Audit Committee and the Board have also approved, subject to stockholder ratification, the selection of PricewaterhouseCoopers as Equinix's independent registered public accounting firm.

Each of the members of the Audit Committee is independent as such term is defined under the rules of the SEC and the listing standards of the NASDAQ Stock Market.

The Audit Committee:

Christopher Paisley, Chairperson
Gary Hromadko
Thomas Olinger
Fidelma Russo

Stockholder Proposal

Proposal 5 — Shareholder Ratification of Termination Pay



FOR *Shareholder Rights*

Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon. This proposal gives management maximum flexibility because it places no limit on termination pay. The termination pay simply needs to be subject to a non binding shareholder vote.

Generous performance-based pay can be okay but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target bonus better aligns management pay with shareholder interests.

For instance at one company, that does not have this policy, if the CEO is terminated he could receive

$44 million in termination pay — over 10 times his base salary plus short-term bonus. The same person could receive a whopping $124 million in accelerated equity payouts in the event of a change in control, even if he remained employed.

It is in the best interest of Equinix shareholders and the morale of Equinix employees to be protected from such lavish management termination packages for one person.

It is important to have this policy in place so that Equinix management stays focused on improving company performance as opposed to seeking a merger mostly to trigger a management golden parachute windfall.

Proposals like this proposal *received* between 51% and 65% support at:

> AbbVie (ABBV)
> FedEx (FDX)
> Spirit AeroSystems (SPR)
> Alaska Air (ALK)
> Fiserv (FISV)

This proposal is more appropriate at Equinix because executive pay was rejected by 18% of shares in 2022. A 5% rejection is often the norm at well performing companies. And Mr. Irving Lyons, chair of the Equinix executive pay committee, was rejected by 10 million shares — by far the highest against votes of any Equinix director in 2022.

Apparently there is embarrassment regarding Mr. Lyons against votes because the formatting of the EDGAR filing on the 2022 voting results tried to cover up that Mr. Lyons received the highest against votes.

Please vote yes:
Shareholder Ratification of Termination Pay — Proposal 5

EQUINIX'S STATEMENT IN OPPOSITION TO PROPOSAL 5

The Board unanimously recommends a vote "AGAINST" the stockholder proposal.

The Board has considered the stockholder proposal and, for the reasons described below, believes that this proposal is not in the best interests of Equinix and its stockholders.

As disclosed elsewhere in this proxy statement, we maintain strong pay governance policies and practices with respect to post-termination compensation of executives. The following discussion highlights these policies and practices, including the fact that we already prohibit cash severance payments exceeding 2.99 times base salary plus annual bonus without first seeking stockholder approval. As such, the Board believes the limitations the proposal seeks to impose on Equinix are unnecessary in light of the long-standing policies and practices of the Board and the Talent, Culture and Compensation Committee, and would unduly restrict our ability to design appropriate pay packages and address specific circumstances in the best interests of our stockholders.

Cash severance payments for executive officers are already limited to less than 2.99 times base salary plus target bonus in practice and by policy.

Equinix's existing severance agreements, as described in detail in the section of this proxy statement entitled "Compensation — Potential Payments Upon Termination or Change-in-Control — Severance Agreements," were approved by our Talent, Culture and Compensation Committee with the advice of its independent compensation consultant, Compensia.

We do not provide cash severance entitlements to executive officers for an amount equal to or greater than 2.99 times base salary plus target bonus. Severance agreements for all executive officers provide for a cash severance payment equal to 200% of the officer's annual base salary plus target bonus in the event of a qualifying termination after a change-in-control. Additionally, certain executive officers are entitled to 100% of the officer's annual base salary plus target bonus in the event of a qualifying termination absent a change-in-control. Accordingly, in practice we already limit severance pay to meaningfully less than 2.99 times an executive's base salary plus target bonus.

Beyond our existing practices, the Talent, Culture and Compensation Committee has formally resolved to adhere to a practice of limiting any cash severance benefits as a multiple of an executive officer's annual base salary plus target bonus. As a result, we will not enter into any new employment agreement, severance agreement or similar arrangement (or any related amendment or renewal) with any of our executive officers or establish any new severance plan or policy covering any of our executive officers, that, in each case, provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target bonus, without seeking stockholder approval of such agreement, plan, policy or arrangement.

The Board believes our current executive compensation policies and practices align the interests of our executives with those of our stockholders and provide appropriate limits on post-termination compensation.

Equinix offers executives accelerated vesting of equity awards only in very limited situations which are consistent with market practices.

The proposal seeks to restrict the acceleration of vesting of equity awards in connection with a termination of service by including the value of this benefit in the amount of "severance or termination payments" to be applied against the limit. As described in the section of this proxy statement entitled "Compensation — Potential Payments Upon Termination or Change-in-Control — Equity Vesting Acceleration," the terms of our equity awards provide for accelerated vesting of equity awards in the limited situation of death, or when an executive officer is terminated without cause or for good reason following the event of a change-in-control of Equinix (i.e., a "double-trigger"). We do not offer accelerated vesting of equity awards when termination is without cause or for good reason outside of the change-in-control context.

The ability of the Board and the Talent, Culture and Compensation Committee to include these limited acceleration provisions in the equity awards of our executive officers is permitted under the terms of our 2020

Equity Incentive Plan, which was approved by our stockholders at our 2020 annual meeting of stockholders. In addition, these limited acceleration provisions are considered to be appropriate and consistent with market practices. Partial acceleration of vesting upon death is an appropriate market benefit that we offer to our executives and their families in the rare and unfortunate event of the executive's death (and, in the case of performance RSUs, vesting is first subject to achievement of applicable performance goals). We believe the provision for acceleration of equity awards in connection with employment terminations around a change-in-control protects the stockholders' interests by encouraging our executive officers to continue to devote their attention to their duties and to facilitate an acquisition with minimized distraction, and by neutralizing any bias the executive officers might have in evaluating acquisition proposals that could result in a loss of equity compensation.

The proposal would significantly limit our ability to offer these important retention tools to our executives.

The proposal could create misalignment between our executives and our stockholders during a change-in-control transaction leading to increased risk for stockholders.

As described above, in the context of a change-in-control, the terms of our equity awards provide for accelerated vesting in the limited circumstance of when an executive officer is terminated without cause or for good reason following the event. Without this incentive, our ability to deliver maximum stockholder value in a change-in-control transaction could be impaired. We may struggle to retain our executive officers, or our executive officers may be unnecessarily distracted by the risk of job loss coupled with a limit on the value realizable from previously granted equity awards. The Board believes that in the context of a change-in-control transaction that is in the best interests of our stockholders, our executive officers should be incented and motivated to fully focus on the transaction, even if a job loss may result.

By including long-term equity incentive awards in the calculation of the proposed limit on severance benefits, the proposal could place us at a severe competitive disadvantage by limiting our ability to attract and retain highly qualified executives we believe are key to maximizing stockholder value.

We operate in a highly competitive market and industry and in geographic regions that are exceptionally competitive for executive talent. Since the proposal would include the value of outstanding equity awards in the severance multiple, the Board believes the proposal would effectively prevent Equinix from using equity acceleration as a significant component of severance packages used to attract and retain executives. As we would be at a competitive disadvantage against other companies who do not face similar restrictions, this would jeopardize our ability to attract and retain the best talent for Equinix, who we believe would maximize long-term value creation for our stockholders.

The proposal would impair the Board's and the Talent, Culture and Compensation Committee's flexibility and judgment in setting compensation and determining appropriate post-termination compensation.

The Talent, Culture and Compensation Committee assists the Board in overseeing compensation of Equinix's executives and other employees, including with respect to severance and termination payments. The Talent, Culture and Compensation Committee is comprised solely of independent, non-employee directors and regularly consults with its independent compensation consultant, Compensia. The proposed requirement that Equinix secure stockholder approval of certain severance arrangements could constrain the Talent, Culture and Compensation Committee's ability to exercise its judgment in structuring compensation arrangements in a timely manner and that it believes are in the stockholders' best interests.

The Board believes the Talent, Culture and Compensation Committee is well qualified to oversee post-termination compensation and should retain the responsibility and flexibility to tailor, assess and approve compensation structures based on its insights into the Company's needs and its strategic and operational goals, its access to market information and the independent advice from Compensia.

The proposal is unnecessary because we provide stockholders with a voice on executive pay through the annual say-on-pay vote and our robust, year-round stockholder outreach program.

The Board believes Equinix has a long track record of responsible compensation practices, which include limited termination-related pay. We hold an annual say-on-pay advisory vote giving our stockholders the ability to vote on our executive compensation program each year. We have received strong support for our say-on-pay proposal in every year since its introduction in 2011, indicating stockholders' favorable view of our executive pay practices.

Supplementing this vote, we also have a robust year-round stockholder outreach program. For example, in 2022, we reached out to our top 25 stockholders representing over 55% of our outstanding shares at the time of outreach. Through this outreach, we meet with numerous investors to discuss a range of topics, including our executive compensation program. Feedback from these outreach efforts is considered in evolving our pay program at Equinix.

We believe these avenues of communication, along with the annual say-on-pay votes, are the most effective method of providing stockholders with a voice on our executive compensation program. Requiring additional stockholder approval of arbitrary elements of our compensation program is unlikely to provide stockholders with more effective input. As a result, this proposal is unnecessary.

For the reasons listed above, the Board unanimously recommends a vote AGAINST the adoption of Proposal 5.

❌ **The Board of Directors unanimously recommends a vote AGAINST the adoption of Proposal 5.**

Additional Information

Voting Information and Attending the Meeting

ATTENDING THE ANNUAL MEETING

This year's Annual Meeting will be a completely virtual meeting of stockholders as it was in 2022. You will be able to attend and participate in the Annual Meeting online, vote your shares electronically and submit your questions during the meeting by visiting: www.virtualshareholdermeeting.com/EQIX2023 on May 25, 2022, at 10:00 a.m. PDT. To participate in the virtual meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form. We intend to reevaluate whether an in-person annual meeting is appropriate again in 2024.

You are entitled to participate in the Annual Meeting only if you were a stockholder of the company as of the close of business on Mar. 30, 2023, or if you hold a valid proxy for the Annual Meeting.

You will be able to participate meaningfully. You may submit your questions during the meeting by visiting

www.virtualshareholdermeeting.com/EQIX2023. You will also be able to vote your shares online by attending the Annual Meeting.

Beneficial stockholders who did not receive a 16-digit control number from their bank or brokerage firm, who wish to attend the Annual Meeting should follow the instructions from their bank or brokerage firm, including any requirement to obtain a legal proxy. Most brokerage firms or banks allow a stockholder to obtain a legal proxy either online or by mail.

The Annual Meeting will begin promptly at 10:00 a.m. PDT and online registration will open at 9:45 a.m. PDT. We encourage you to access the Annual Meeting prior to the start time leaving ample time for the check-in process.

VOTING COMMON STOCK

On each matter to be voted upon, you have one vote for each share of common stock you own as of Mar. 30, 2023.

QUALIFYING TO VOTE

Only stockholders of record at the close of business on Mar. 30, 2023, will be entitled to vote at the Annual Meeting. On this record date, there were 93,514,672

shares of common stock outstanding and entitled to vote.

STOCKHOLDER OF RECORD: SHARES REGISTERED IN YOUR NAME

If, on Mar. 30, 2023, your shares were registered directly in your name with Equinix's transfer agent, Computershare, then you are a stockholder of record. As a stockholder of record, you may vote online during the virtual Annual Meeting or vote by proxy. Whether or not you plan to

attend the virtual meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

BENEFICIAL OWNER: SHARES REGISTERED IN THE NAME OF A BROKER OR BANK

If, on Mar. 30, 2023, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered

the stockholder of record. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend and vote at the Annual Meeting by following the instructions above regarding attendance at the Annual Meeting.

WAYS TO VOTE

On the matters to be voted on, including the nominees to the Board, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

STOCKHOLDER OF RECORD: SHARES REGISTERED IN YOUR NAME

If you are a stockholder of record, you may vote online at the Annual Meeting, vote by proxy using a proxy card, vote by proxy over the telephone, or vote by proxy on the internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the virtual meeting and vote online if you have already voted by proxy.

1. To vote during the virtual Annual Meeting, register and log into the meeting per the instructions above. You will have the opportunity to vote during the virtual meeting.

2. To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

3. To vote over the telephone, dial toll-free (from the U.S., Canada and U.S. Territories) 1-800-690-6903 using a touchtone phone and follow the recorded instructions. You will be asked to provide the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form.

4. To vote on the internet, go to proxyvote.com to complete an electronic proxy card. You will be asked to provide the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form.

BENEFICIAL OWNER: SHARES REGISTERED IN THE NAME OF BROKER OR BANK

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions from that organization, rather than from Equinix. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or on the internet as instructed by your broker or bank. To vote online during the Annual Meeting, you must follow the instructions above regarding beneficial owner attendance at the Annual Meeting. If you chose to obtain a valid proxy card from your broker, bank or other agent, follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a proxy card.

> **We provide internet proxy voting** to allow you to vote your shares online with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

HOW VOTES ARE COUNTED

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" votes, "Against" votes, abstentions and broker non-votes (when shares are held by brokers that do not have discretionary authority to vote on a matter and have not received voting instructions from their clients).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker with respect to a "nondiscretionary" matter, your shares will not be voted on such matter and will not be counted as shares entitled to vote on such matter. For example, if you do not provide voting instructions to your broker, the broker could vote your shares for Proposal 4 (the ratification of the appointment of PricewaterhouseCoopers LLP as Equinix's independent registered public accounting firm for the fiscal year ending Dec. 31, 2023), but not for the other proposals, including the election of directors.

Shares not present at the meeting and shares voting "abstain" have no effect on the election of directors. For the other proposals, abstentions have the same effect as "Against" votes. Broker nonvotes have no effect and will not be counted toward the vote total for the

election of directors or for Proposals 2, 3 or 5. Abstentions and broker nonvotes will be counted in determining whether there is a quorum.

VOTES NEEDED TO APPROVE EACH MATTER

1. To be elected, directors must receive a majority of the votes cast (that is, the number of shares voted "For" a director nominee must exceed the number of votes cast "Against" that nominee). If any nominee for director receives a greater number of votes "Against" his or her election than votes "For" such election, our bylaws require that such person must immediately tender his or her resignation to the Board following certification of the vote.

2. To be approved on an advisory non-binding basis, Proposal 2, the compensation of our named executive officers, must receive a "For" vote from the majority of shares present and entitled to vote on the proposal either virtually during the online Annual Meeting or by proxy.

3. Proposal 3 offers three choices (one year, two years or three years) regarding the frequency with which our stockholders will be asked to approve the compensation of our named executive officers,

and we will consider the frequency that receives a majority of votes from the shares present either in person or by proxy and entitled to vote on the proposal to be the recommendation of our stockholders.

4. To be approved, Proposal 4, the ratification of PricewaterhouseCoopers as Equinix's independent registered public accounting firm for the fiscal year ending Dec. 31, 2023, must receive a "For" vote from the majority of shares present and entitled to vote on the proposal either virtually during the online Annual Meeting or by proxy.

5. To be approved, Proposal 5, the stockholder proposal related to shareholder ratification of termination pay, must receive a "For" vote from the majority of the shares present and entitled to vote on the proposal either virtually during the online Annual Meeting or by proxy.

RECEIPT OF MORE THAN ONE PROXY CARD

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

RETURNING A BLANK PROXY

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all nominees for director, "For" the compensation of our named executive officers, "For" an annual frequency for the advisory non-binding vote on frequency of executive compensation vote, "For" the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm

for the fiscal year ending Dec. 31, 2023, and "Against" the stockholder proposal related to shareholder ratification of termination pay.

If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

REVOKING A PROXY

You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of three ways:

1. You may submit another properly completed proxy card with a later date.

2. You may send a written notice that you are revoking your proxy to Equinix's corporate secretary at One Lagoon Drive, Redwood City, CA 94065.

3. You may attend the virtual Annual Meeting and vote online during the meeting. Simply attending the virtual meeting will not, by itself, revoke your proxy.

PROXY SOLICITATION

We have engaged D.F. King & Co., Inc. to assist in the solicitation of proxies and provide related advice and informational support for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $30,000 in total. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication.

Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitation firm, D.F. King & Co., Inc. at +1.866.207.2356.

QUORUM REQUIREMENT

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares is represented by stockholders present at the meeting or by proxy. On the record date, there were 93,514,672 shares outstanding and entitled to vote. Thus, 46,757,337 shares must be represented by stockholders present at the meeting or by proxy to have a quorum. Your shares will be counted toward the quorum only if you submit a valid proxy card or vote at the virtual Annual Meeting.

Abstentions and broker nonvotes will be counted toward the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

ANNUAL MEETING VOTING RESULTS

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published on a Current Report on Form 8-K filed within four business days of the Annual Meeting.

INTERNET AVAILABILITY OF PROXY MATERIALS

This year, we are furnishing proxy materials to our stockholders primarily via the internet, instead of mailing printed copies of those materials to each stockholder. We mailed a Notice of Internet Availability of Proxy Materials ("Notice") to our stockholders. The Notice contains instructions about how to access the proxy materials over the internet or request a printed copy of the materials, and for voting over the internet or phone. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise. We encourage stockholders to take advantage of the availability of the proxy materials on the internet to help reduce our environmental impact, and to reduce the costs associated with the printing and mailing of materials.

This proxy statement and Equinix's annual report on Form 10-K are available online at:

https://investor.equinix.com/news-events/annual-meeting-of-stockholders

This website address is included for reference only. The information contained on the Equinix website is not incorporated by reference into this proxy statement.

Delivery of documents to stockholders sharing an address

A number of brokers with account holders who are stockholders of Equinix will be "householding" Equinix's proxy materials. A single set of proxy materials or Notice will be delivered to multiple stockholders sharing an address, unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Equinix, Inc., One Lagoon Drive, Redwood City, California 94065, Attn: Stock Services, or contact Equinix Stock Services by telephone at +1.650.598.6000 and a separate proxy statement and annual report will be delivered to you promptly. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

Stockholder proposals for 2024 annual meeting

Stockholders who intend to have a proposal considered for inclusion in Equinix's proxy materials for presentation at the 2024 Annual Meeting of Stockholders (the "2024 Annual Meeting") pursuant to Rule 14a-8 of the Exchange Act must submit the proposal to Equinix no later than Dec. 15, 2023. Pursuant to Rule 14a-4(c) of the Exchange Act and Equinix's Amended and Restated Bylaws, stockholders who intend to present a proposal at the 2024 Annual Meeting without inclusion of such proposal in the proxy materials are required to notify Equinix of such proposal not earlier than Jan. 25, 2024, and not later than 5 p.m. Pacific Standard Time on Feb. 24, 2024, so long as the 2024 Annual Meeting is not advanced by more than 30 days or delayed by more than 70 days from May 25, 2024 (the anniversary date of the prior year's annual meeting). If Equinix does not receive notification of the proposal within that time frame, it will be considered untimely, and we will not be required to present it at the 2024 Annual Meeting.

In addition to satisfying the requirements under Equinix's Amended and Restated Bylaws, to comply with the universal proxy rules under the Exchange Act, any stockholder who intends to solicit proxies in support of director nominees other than Equinix's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 26, 2024.

All stockholder proposals and notice of stockholder proposals should be sent to Equinix, Inc., at One Lagoon Drive, Redwood City, California 94065, Attn: corporate secretary. Equinix reserves the right to reject, rule out of order, or take other appropriate action with respect to any stockholder proposal that does not satisfy the conditions and rules established by the SEC or our bylaws.

Other matters

The Board knows of no other matters to be presented for stockholder action at the Annual Meeting. However, if other matters do properly come before the Annual Meeting or any adjournments or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

Equinix will mail without charge, upon written request, a copy of Equinix's annual report on Form 10-K for the fiscal year ended Dec. 31, 2022. Requests should

be sent to Equinix, Inc., at One Lagoon Drive, Redwood City, CA 94065, Attn: Investor Relations.

BY ORDER OF THE BOARD OF DIRECTORS,

Peter Van Camp

Peter Van Camp
Executive Chairman

Whether or not you plan to attend the virtual Annual Meeting, please complete, sign, date and promptly return the accompanying proxy in the enclosed postage-paid envelope (if applicable) or follow the instructions above to submit your proxy by telephone or on the internet. You may revoke your proxy at any time prior to the Annual Meeting. If you decide to attend the virtual Annual Meeting and wish to change your proxy vote, you may do so by voting online at the meeting. Please note, however, if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must follow the instructions above about attending the meeting as a beneficial owner.

Thank you for your attention to this matter. Your prompt response will greatly facilitate arrangements for the Annual Meeting.

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 EQUINIX

 **Our Story**

Equinix is the world's digital infrastructure company™. Digital leaders harness our trusted platform to bring together and interconnect the foundational infrastructure that powers their success.

 **Our Sustainability Approach**

At Equinix, our commitment to sustainability is driven by our resolve to set ambitious targets, measure and report progress transparently, lead with ethics and integrity and engage our numerous stakeholders to drive change. We believe in the future of possibility—a future where our planet is healthy, our global communities thrive and every business leads with purpose. This vision of tomorrow comes first in all we do.

 **Our Purpose**

To be the platform where the world comes together, enabling the innovations that enrich our work, life and planet.

Voluntary Electronic Delivery of Proxy Materials

Equinix encourages stockholders to voluntarily elect to receive all proxy materials electronically. The benefits of eConsent are:

- Receive immediate and convenient access to materials
- Help reduce the impact on the environment
- Help us reduce our printing and mailing costs

 **Our Commitment to the Environment**

Amid the challenges brought on by climate change, Equinix is committed to preserving our collective future and addressing pressing environmental challenges to ensure the sustainability and resiliency of our communities, global society and business. By partnering with like-minded companies to advance climate change and low-carbon energy policies, sharing renewable energy-buying knowledge, and encouraging innovation in the design and operation of data centers, we are doing what it takes to protect the planet and create sustainable value for all our stakeholders. Choosing electronic delivery of materials supports our mission to reduce the use of all resources.

Beneficial Stockholders

Enroll and vote your shares at
www.proxyvote.com



Environmental Impact Statement

By using electronically delivered proxy materials, avoiding the printing of nearly 115,216 documents, we could achieve the following environmental benefits:

- Avoiding the use of 296 U.S. tons of wood, equivalent to ~1,770 trees
- Avoiding the use of 1,890 million BTUs of energy, or the equivalent amount of energy to 2,250 residential refrigerators operated for one year
- Producing 1,330,000 pounds fewer GHG emissions, or the equivalent of avoiding emissions from 121 cars for one year

- Saving 1,580,000 gallons of water, equivalent to 82 swimming pools
- Eliminating 87,200 pounds of solid waste

- Producing 118 pounds fewer of hazardous air pollutants

The above are estimated life cycle environment impacts. Actual avoided environmental impacts may differ from what is stated above. Estimates were calculated using the Environmental Paper Network Paper Calculator. For more information visit www.papercalculator.org. FSC® is not responsible for any calculations on saving resources by choosing this paper.

 EQUINIX

WWW.EQUINIX.COM

